Exhibit 2.1

AGREEMENT AND PLAN OF MERGER *

Dated as of July 26, 2016

by and among

DOCUMENT TECHNOLOGIES, LLC,

DTI MERGER SUB, INC.

and

EPIQ SYSTEMS, INC.

*	Schedules have been omitted pursuant to Item 601(b)2 of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.

LISTING OF COMPANY DISCLOSURE SCHEDULES

Disclosure Schedules	Description

Section 3.1(b)	Company Subsidiaries

Section 3.2	Capitalization

Section 3.8	Absence of Certain Changes

Section 3.11	Tax Matters

Section 3.12	Employee Benefits Matters

Section 3.13	Labor and Employment Matters

Section 3.15	Intellectual Property

Section 3.17(a)	Owned Real Property

Section 3.17(b)	Leased Property

Section 3.18	Contracts

Section 3.19	Insurance

Section 3.24	Suppliers and Customers

Section 5.1(a)	Conduct of the Business

Section 5.7(a)	Indemnification and Insurance

Section 5.15	Other Items

Section 8.14	Company Knowledge Parties

LISTING OF PARENT DISCLOSURE SCHEDULES

Disclosure Schedules	Description

Section 4.9	Absence of Certain Arrangements

Section 9.14	Parent Knowledge Parties

i

TABLE OF CONTENTS (CONT’D)

ii

TABLE OF CONTENTS (CONT’D)

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 26, 2016 (this “Agreement”), is entered into by and among Document Technologies, LLC, a Georgia limited liability company (“Parent”), DTI Merger Sub, Inc., a Missouri corporation and a wholly owned Subsidiary of Parent (“Purchaser”), and Epiq Systems, Inc., a Missouri corporation (the “Company”). Defined terms used herein have the meanings set forth in Section 8.14.

W I T N E S S E T H

WHEREAS, the respective boards of directors of Parent, Purchaser and the Company have each determined that it is in the best interests of their respective company’s stockholders to enter into a business combination;

WHEREAS, Purchaser will, in accordance with the General and Business Corporation Law of Missouri (the “MGBCL”), merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and each Share, except as otherwise provided herein, will be converted in the Merger into the right to receive the Per Share Price in cash, without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective boards of directors of Parent, Purchaser and the Company have (a) unanimously approved the execution and delivery of and performance under this Agreement, (b) resolved that the transactions contemplated by this Agreement (including the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement and otherwise in accordance with the relevant provisions of the MGBCL), are advisable, fair to and in the best interests of the Purchaser and the Company and their respective stockholders and (c) resolved to recommend that the stockholders of Purchaser and the Company adopt and approve this Agreement and approve the Merger;

WHEREAS, in connection with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain financial institutions have executed and delivered a Debt Commitment Letter;

WHEREAS, in connection with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company the Equity Funding Letters (as defined below), pursuant to which each of OMERS Administration Corporation, Harvest Partners VII, L.P., Harvest Partners VII (Parallel), L.P. and Harvest Strategic Associates VII, L.P. (the “Equity Investors”) have, subject to the terms and conditions set forth therein, committed to provide funds to Parent that, together with the proceeds of the Debt Financing, are necessary to finance the transactions contemplated hereby;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, certain stockholders of the Company are entering into voting agreements (the “Voting Agreements”) pursuant to which those stockholders, among other things, will agree to vote all securities in the Company beneficially owned by them in favor of the approval and adoption of this Agreement and the Merger; and

WHEREAS, Parent, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the MGBCL, at the Effective Time, Purchaser shall be merged with and into the Company, and the separate corporate existence of Purchaser shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 300 North LaSalle, Chicago, Illinois 60654 at 10:00 a.m. (local time), on the date that is three (3) Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), or such other date, time or place as agreed to in writing by the parties hereto; provided, however, that in no event shall Parent and Purchaser be obligated to consummate the Closing if the Marketing Period has not ended prior to the time that the Closing would otherwise have occurred, in which case the Closing shall not occur until the earlier to occur of (i) a date before or during the Marketing Period specified by Parent on three (3) Business Days prior written notice to the Company and (ii) the third (3rd) Business Day immediately following the final day of the Marketing Period, subject to, in each case, the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions). The date on which the Closing occurs being referred to herein as the “Closing Date.”

Section 1.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date the parties hereto shall file with the Secretary of State of the State of Missouri summary articles of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the MGBCL with respect to the Merger (the “Summary Articles of Merger”). The Merger shall become effective upon the filing of the Summary Articles of Merger or at such later time as is agreed to by the parties hereto and specified in the Summary Articles of Merger (the time at which the Merger becomes effective being referred to herein as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the MGBCL.

Section 1.5 Articles of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the articles of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to read identically to (except with respect to any changes necessary so that they shall be in compliance with Section 5.7) the articles of incorporation and bylaws of Purchaser as of the date hereof and as so amended shall be the articles of incorporation and bylaws of Surviving Corporation until thereafter amended as provided therein or by applicable Laws (and subject to Section 5.7).

Section 1.6 Directors and Officers of the Surviving Corporation.

(a) The directors of Purchaser immediately prior to the Effective Time shall, at the Effective Time, become the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall, at the Effective Time, become the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Purchaser:

(a) Capital Stock of Purchaser. Each issued and outstanding share of capital stock of Purchaser shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent- and Purchaser-Owned Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by Parent or Purchaser, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (including, subject to Section 2.4, shares of Company Common Stock underlying any outstanding contingent equity grant issued pursuant to an award agreement but other than shares to be canceled in accordance with Section 2.1(b), Dissenting

Shares and shares described in Section 2.1(d)) shall thereupon be converted automatically into and shall thereafter represent the right to receive the Per Share Price without interest and subject to any applicable withholding Taxes pursuant to Section 2.2(g) (such amount, the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be issued or outstanding and shall automatically be canceled and shall cease to exist, and the holders immediately prior to the Effective Time of shares of Company Common Stock not represented by certificates (“Book-Entry Shares”) and the holders of certificates that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Book-Entry Share or Certificate in accordance with Section 2.2(b) without interest (subject to all applicable withholding Tax).

(d) Excluded Company Common Stock. Each share of Company Common Stock held by any Company Subsidiary or any Subsidiary of Parent (other than Purchaser) will remain outstanding with appropriate adjustments to the number thereof to preserve the relative percentage interest in the Company represented by such shares.

Section 2.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of the shares of Company Common Stock to receive the funds to which holders of such shares of Company Common Stock shall become entitled pursuant to this Agreement and enter into an agreement reasonably acceptable to the Company with the Paying Agent relating to the services to be performed by the Paying Agent. At or prior to the Effective Time, Parent shall, or shall take all steps necessary to enable and cause Purchaser to, deposit with the Paying Agent funds equal to the aggregate Merger Consideration payable to holders of shares of Company Common Stock (the “Aggregate Merger Consideration” or the “Payment Fund”). The Payment Fund may, as determined by Parent, pending its disbursement pursuant to and in accordance with this Agreement, be invested by the Paying Agent in (i) short-term direct obligations of the United States of America or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. Any interest and other income from such investments shall become part of the Payment Fund; provided, that any amount in the Payment Fund in excess of the Aggregate Merger Consideration payable hereunder shall be disbursed to the Surviving Corporation upon the termination of the Payment Fund pursuant to and in accordance with Section 2.2(e). No investment by the Paying Agent of the Payment Fund shall relieve Parent, the Surviving Corporation or the Paying Agent from making the payments required by this Article II and Parent shall promptly replace any portion of the Payment Fund lost through any investment made pursuant to this Section 2.2(a). No investment by the Paying Agent of the Payment Fund shall have maturities that could prevent or delay payments to be made pursuant to this Agreement.

(b) Payment Procedures. Promptly after the Effective Time (but in no event more than three (3) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Company Common Stock (i) a letter of transmittal (which, in the case of shares of Company Common Stock represented by Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as Parent and the Company may reasonably agree and shall be prepared prior to Closing) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates for cancellation to the Paying Agent or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, subject to any required withholding Taxes, the Merger Consideration, without interest, for each share of Company Common Stock surrendered, and any Certificates surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share in exchange therefor is registered, it shall be a condition of payment that (A) the Person requesting such exchange present proper evidence of transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest.

(c) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive the Merger Consideration, except as otherwise provided for herein or by applicable Law. If, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration pursuant to and in accordance with this Article II.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.

(e) Termination of Payment Fund. At any time following the first (1st) anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest or other income received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed in accordance with this Article II, and thereafter Persons entitled to receive payment pursuant to this Article II shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration, that may be payable upon surrender of any Company Common Stock held by such holders, pursuant to and in accordance with this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of Parent, the Purchaser, the Surviving Corporation, the Company or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official or a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any applicable provision of state, local or foreign Laws related to Taxes. To the extent amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.3 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time which are held by a stockholder (each, a “Dissenting Stockholder”) who is entitled to demand and properly demands appraisal of such shares pursuant to, and complies in all respects with, the provisions of Sections 351.447 and/or 351.455, as applicable, of the MGBCL (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration (except as provided in this Section 2.3), but instead such Dissenting Stockholder shall be entitled to receive payment of the fair value of such shares of Company Common Stock held by such Dissenting Stockholder pursuant to and in accordance with Sections 351.447 and/or 351.455, as applicable, of the MGBCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such Dissenting Stockholder shall cease to have any rights with respect thereto, except the rights set forth in Sections 351.447 and/or 351.455, as applicable, of the MGBCL), unless and until such Dissenting Stockholder shall have failed to properly perfect or shall have effectively withdrawn or lost rights to appraisal under the MGBCL. If any Dissenting

Stockholder shall have failed to properly perfect or shall have effectively withdrawn or lost such right, such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.1, without any interest thereon and less all applicable withholding Taxes. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, any effective or attempted withdrawals of such demands and any other instruments served pursuant to the MGBCL and received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity and right to participate in, direct and/or control, at Parent’s election, all negotiations and proceedings with respect to demands for appraisal under the MGBCL to the extent permitted under applicable Laws. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, settle or offer to settle, or approve the withdrawal of, any such demands for appraisal.

Section 2.4 Treatment of Equity Awards.

(a) Each option that represents the right to acquire shares of Company Common Stock which is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) (each, an “Option”) shall at the Effective Time be canceled and terminated in exchange for an amount in cash equal to the product of (x) the total number of shares of Company Common Stock subject to the Option immediately prior to the Effective Time times (y) the excess, if any, of the Per Share Price over the exercise price per share of Company Common Stock under such Option, less applicable Taxes required to be withheld with respect to such payment, and the holders thereof shall have no further rights with respect thereto; provided that if the exercise price per share of Company Common Stock under any such Option is equal to or greater than the Per Share Price, such Option shall be canceled and terminated at the Effective Time without any cash payment being made or payable in respect thereof.

(b) Each share of Company Common Stock issued, and each share of Company Common Stock underlying any outstanding contingent equity grant issued pursuant to an award agreement awarded, pursuant to any Company Stock Plan that is subject to specified vesting criteria (each, a share of “Restricted Stock”) which is outstanding immediately prior to the Effective Time shall at the Effective Time become fully vested and be treated in accordance with Section 2.1 and shall not be assumed by Parent or the Surviving Corporation; provided that, any award of shares of Restricted Stock subject to certain vesting criteria for which the applicable performance or time period has not yet been completed as of the Effective Time, shall vest in accordance with the terms and conditions of the applicable Company Stock Plans. At the Effective Time, all outstanding dividends associated with each share of Restricted Stock that becomes vested pursuant to this Section 2.4(b), shall be paid out by the Company in a cash lump sum.

(c) The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.4 to any holder of Options and shares of Restricted Stock such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of state, or local Law related to Tax, and the Surviving Corporation shall make any required filings with and payments to taxing authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the holder of Options or Restricted Stock in respect of which such deduction and withholding was made by the Surviving Corporation.

(d) No later than the Effective Time, Parent shall provide, or shall cause to be provided, to the Surviving Corporation all funds necessary to fulfill the obligations under this Section 2.4. All payments required under this Section 2.4 shall be made at the Effective Time.

Section 2.5 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, any stock dividend or stock or option issuance or distribution with a record date during such period, the Per Share Price shall be equitably adjusted, and such adjustment shall provide to the holders of Company Common Stock the same economic effect, and impose on Parent and Purchaser no greater than the same economic obligation, as contemplated by this Agreement prior to such action; provided, however, that nothing in this Section 2.5 shall be deemed to permit or authorize the Company to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 2.6 Further Action. If, at any time after the Effective Time, any further action is determined by the Company, Parent, Purchaser or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of the Company or otherwise) to take and shall take such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Purchaser that, except as disclosed in the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”) (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of the Company’s covenants contained in Article V, except that any information set forth in one section of the Company Disclosure Schedule will be deemed to apply to all other applicable sections or subsections thereof to the extent that the applicability of such information to such other section or subsection is reasonably apparent on the face of such disclosure) or as set forth in (or incorporated by reference in) any of the Company SEC Documents filed between January 1, 2014 and the fifth (5th) Business Day prior to the date of this Agreement (the “Filed Company SEC Documents”) excluding any risk factor disclosure, forward-looking statements or speculative statements under the headings “Risk Factors,” “Forward Looking Statements” or any other similar precautionary sections:

Section 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Missouri and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not result in a Company Material Adverse Effect.

(b) Each subsidiary of the Company (each, a “Company Subsidiary”) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except to the extent the failure of any such Company Subsidiary to be in good standing would not result in a Company Material Adverse Effect. Section 3.1(b) of the Company Disclosure Schedule contains a true, correct and complete list of all of the Company Subsidiaries and their places or organization, formation or incorporation (as applicable), the ownership interest of the Company in each Company Subsidiary, and the ownership interest of any other Person or Persons in each Company Subsidiary, in each case as of the date hereof. Each Company Subsidiary has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not result in a Company Material Adverse Effect. The Company has delivered to Parent true, complete and correct copies of the articles of incorporation and bylaws (or similar organizational documents) of the Company and each Company Subsidiary, each as amended to date, and each as so delivered is in full force and effect. Neither the Company nor any “significant subsidiary” of the Company within the meaning of Rule 1-02(w) of Regulation S-X under the Exchange Act (“Significant Subsidiary”) has filed for bankruptcy or filed for reorganization under the U.S. federal bankruptcy laws or similar state, federal or foreign Law, become insolvent or become subject to conservatorship or receivership.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock, of which, on July 25, 2016, 37,933,086 shares were issued and outstanding (of which 477,500 were Restricted Stock), (ii) 2,000,000 shares of preferred stock, par value $1.00 per share of the Company (“Company Preferred Stock”), of which, on July 25, 2016, 0 shares were issued and outstanding and (iii) 100,000 shares of participating preferred stock, par value $1.00 per share of the Company (“Company Series A Preferred Stock”), of which, on July 25, 2016, 0 shares were issued and outstanding. All of the outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. As of July 25, 2016, other than 367,664 shares of Company Common Stock reserved for issuance under the Company Stock Plans and other than 490,101 shares of Company Common Stock underlying contingent equity grants awarded pursuant to the Company Stock Plans, the Company has no shares of Company Common Stock or Company Preferred Stock reserved for issuance. As of July 25, 2016, Options to purchase an aggregate of 1,708,653 shares of Company Common Stock were outstanding. No shares of

Company Common Stock are held by any Company Subsidiary. Upon the issuance of any shares of Company Common Stock in accordance with the terms of the Company Stock Plans, such shares of Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable. Section 3.2(a) of the Company Disclosure Schedule contains a true, correct and complete list as of the date of this Agreement of (A) Options outstanding under the Company Stock Plans, and (B) Restricted Stock outstanding under the Company Stock Plans, including in each case the name of the holder, the grant date, number of shares of Company Common Stock underlying each security held by such holder, the Company Stock Plan pursuant to which the award was granted and, with respect to Options, the exercise price and the expiration date of such Options and whether such Option is an “incentive stock option” as defined in Section 422 of the Code. Except as set forth above, there are (i) no preemptive or other outstanding stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls or commitments of any kind that obligate the Company to issue or sell any shares of capital stock; (ii) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no outstanding options, warrants or other rights to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (v) no restricted shares, performance shares, contingent value rights, “phantom” stock or similar securities or equity-based rights, (vi) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interests (including any voting debt) in, the Company and (vii) no other obligations by the Company or any Company Subsidiary to make or issue any payments based on, or other securities or rights that are derivative of, or provide economic benefit based on, the price or value of the interests, securities or rights described in the foregoing clauses (i) through (vi). All outstanding Options and Restricted Stock were issued pursuant to a Company Stock Plan.

(b) Each outstanding share of capital stock or other Equity Interest of each Company Subsidiary is (to the extent such concept is applicable) duly authorized, validly issued in compliance with applicable Laws (including the Securities Act and state “blue-sky” laws), fully paid, nonassessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Company Subsidiary free and clear of all Liens, other than Permitted Liens. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are (i) no preemptive or other outstanding stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls or commitments of any kind that obligate the Company to issue or sell any shares of capital stock of any Company Subsidiary, (ii) no outstanding shares of capital stock of, or other equity or voting interests in, any Company Subsidiary, (iii) no outstanding securities of any Company Subsidiary convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Company Subsidiary, (iv) no outstanding options, warrants or other rights to acquire from any Company Subsidiary, or that obligate any Company Subsidiary to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Company Subsidiary, (v) no obligations of any Company Subsidiary to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interests (including any voting debt) in, any Company Subsidiary and (vi) no other obligations by any Company Subsidiary to make or issue any payments based on, or other securities or rights that are derivative of, or provide economic benefit based on, the price or value of the interests, securities or rights described in the foregoing clauses (i) through (v).

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth the name, jurisdiction of organization and the Company’s (or the Company Subsidiary’s) percentage ownership of any and all Persons in which the Company or any Company Subsidiary owns, or has the right or obligation to acquire any Equity Interest (other than in any Company Subsidiary) (collectively, the “Investments”). All of the Investments are owned by the Company or by a Company Subsidiary free and clear of all Liens other than Permitted Liens. Except for the Company Subsidiaries and the Investments, the Company does not own, directly or indirectly, any Equity Interests in any Person.

(d) The Company does not have in effect any “poison pill” or similar stockholder rights plan.

Section 3.3 Authority; Noncontravention.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining any necessary Company Stockholder Approval and assuming the accuracy of Parent’s and Purchaser’s representations and warranties set forth herein, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by the Company under this Agreement, and the consummation of the Transactions, have been duly and unanimously authorized and approved by the Company Board, and other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the MGBCL and any necessary Company Stockholder Approval and assuming the accuracy of Parent’s and Purchaser’s representations and warranties set forth in Section 4.7, no other corporate action on the part of the Company is necessary to authorize the execution and delivery of and performance by the Company under this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The affirmative vote of not less than sixty-six and two-thirds percent (66- 2/3%) of the Shares outstanding on the record date of the Company Stockholders’ Meeting, voting together as a single class (the “Company Stockholder Approval”), is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the Transactions, including the Merger.

(c) Neither the execution and delivery of this Agreement by the Company, nor the performance and consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) assuming the Company Stockholder Approval is obtained or not required, conflict with or violate any provision of the Company Charter Documents, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.4 are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.4 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to the Company or any Company Subsidiary, this Agreement or the Transactions or (iii) require any consent or approval under, result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which the Company or any Company Subsidiary is a party, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any Company Subsidiary, other than, in the case of clauses (ii) and (iii), as would not result in a Company Material Adverse Effect.

(d) The Company Board, at a meeting duly called and held, has (i) unanimously approved and declared this Agreement and the Transactions advisable, fair to and in the best interests of the stockholders of the Company and (ii) resolved, subject to Section 5.2, to recommend that Company Stockholders approve this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth herein (the “Company Board Recommendation”).

Section 3.4 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and together with the rules and regulations promulgated thereunder (the “Exchange Act”), and the rules of NASDAQ, (b) the filing of the Summary Articles of Merger with the Secretary of State of the State of Missouri pursuant to the MGBCL and (c) filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the performance and consummation by the Company of the Transactions, other than as would not result in a Company Material Adverse Effect.

Section 3.5 Company SEC Documents. The Company has filed with or furnished to the SEC, on a timely basis, all registration statements, reports, prospectuses and proxy statements with the SEC required to be filed since January 1, 2013 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements, reports and prospectuses may have been amended since the date of their filing, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company SEC Documents), or in the case of amendments thereto, as of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the respective rules and regulations promulgated thereunder, as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and, except to the extent that any information in any Company SEC Document has been revised or superseded by a Company SEC Document filed prior to the date hereof, none of the Company SEC

Documents as of such respective dates (or, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of the Company or any Company Subsidiary has failed to make certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document, except as disclosed in certifications filed with the Company SEC Documents. As of the date hereof, neither the Company or any Company Subsidiary nor any of their executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications included in the Company SEC Documents. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received by the Company or any Company Subsidiary from the SEC or its staff. There has been no material correspondence between the SEC and the Company or any Company Subsidiary since January 1, 2013 through the date hereof that is not available on the SEC’s Electronic Data Gathering and Retrieval database.

Section 3.6 Company Financial Statements.

(a) Except to the extent updated, amended, restated or corrected by a subsequent Company SEC Document, as of their respective dates of filing with the SEC, the consolidated financial statements of the Company (including the related notes and schedules relating thereto) included in the Company SEC Documents (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X) and (iii) present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries, and the results of their operations, stockholders’ equity and cash flows, for each of the dates and for the periods shown, in conformity with GAAP (subject, in the case of unaudited statements, to normal audit adjustments which, individually or in the aggregate would not be expected to be material).

(b) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the statements and reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder for the years ended December 31, 2013, 2014 and 2015, and such assessment concluded that such controls were effective. Since January 1, 2013, neither the Company nor any Company Subsidiary or any of their respective directors or officers has received from its auditors any written complaint, allegation, assertion or claim that the Company has engaged in improper accounting practices that are material to the consolidated financial statements of the Company and the Company Subsidiaries.

(c) The Company is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act. Neither the Company nor any Company Subsidiary has, and to the Knowledge of the Company, no director, officer, agent, employee or other Person acting on behalf of the Company or any Company Subsidiary has, in any respect, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act or (ii) accepted or received any unlawful contributions, payments, gifts or expenditures.

(d) Since the Balance Sheet Date, none of the Company or, to the Knowledge of the Company, the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and the Company Subsidiaries, in each case which has not been subsequently remediated, or (ii) any fraud that involves the Company’s or any Company Subsidiary’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and the Company Subsidiaries.

Section 3.7 Undisclosed Liabilities.

(a) Neither the Company nor any Company Subsidiary has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP, except for liabilities (i) reflected or reserved against on the balance sheet of the Company and the Company Subsidiaries as of December 31, 2015 (such balance sheet, the “Balance Sheet” and such date, the “Balance Sheet Date”) (including the notes thereto) included in the Filed Company SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) under this Agreement or incurred in connection with the Transactions or (iv) as would not be reasonably likely to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate (including any structured finance, special purpose or limited purpose entity or Person), on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure in the Company SEC Documents of any transaction involving, or liabilities of, the Company or any of the Company Subsidiaries that would reasonably be expected to be material to the Company and the Company Subsidiaries as a whole.

Section 3.8 Absence of Certain Changes. Except as set forth on Section 3.8 of the Company Disclosure Schedule, since December 31, 2015, (i) except in connection with the Transactions, the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) the Company and the Company Subsidiaries have not taken any action that, if taken after the date of this Agreement, would constitute a violation of Section 5.1. Since December 31, 2015, there has not been any Company Material Adverse Effect.

Section 3.9 Legal Proceedings. There is no, and during the past three years there has been no, pending or, to the Knowledge of the Company, threatened, legal, regulatory or administrative proceeding, claim, suit, arbitration or action against the Company or any of the Company Subsidiaries, nor is there, and during the past three years there has not been, any injunction, order, judgment, ruling or decree imposed upon the Company or any of the Company Subsidiaries, in each case, by or before any Governmental Authority, that would reasonably be expected to be materially adverse to the Company and the Company Subsidiaries, taken as a whole.

Section 3.10 Compliance With Laws; Permits.

(a) The businesses of the Company and the Company Subsidiaries are, and for the past three years, have been, conducted in compliance with all laws, statutes, ordinances, codes, rules, regulations, decrees judgments, injunctions and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of the Company Subsidiaries, except for instances of non-compliance as would not reasonably likely be material to the Company and the Company Subsidiaries, taken as a whole. The Company is in compliance in all material respects with the applicable listing requirements, corporate governance and other rules and regulations of NASDAQ. The Company and each of the Company Subsidiaries hold, and are in compliance with, all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities required by Law for the conduct of their respective businesses as they are now being conducted (collectively, “Company Permits”), except as the failure to hold or be in compliance with the Company Permits would not result in a Company Material Adverse Effect. No investigation, audit or review by any Governmental Authority with respect to the Company or any of the Company Subsidiaries or any of their assets is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Authority notified the Company of its intention to conduct the same, except for such investigations or reviews the outcome of which have not been and are not reasonably likely to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) Since January 1, 2013, (i) the Company and the Company Subsidiaries and, to the Knowledge of the Company, its and their respective Affiliates, directors, officers and employees have complied in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) and any other applicable foreign or domestic anticorruption or antibribery Laws (collectively, the “Fraud and Bribery Laws”) and (ii) neither the Company, any Company Subsidiary nor any of the Company’s Affiliates,

directors, officers, employees, agents or other representatives acting on the Company’s behalf have directly or indirectly, in each case, in violation of any Fraud and Bribery Laws: (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent of such customer or supplier, or (E) taken any action or made any omission in violation of any applicable Laws governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c) Since January 1, 2013, none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents, (i) has been a Person with whom transactions are prohibited or limited under any economic sanctions laws, including those administered by the Office of Foreign Assets Control, the United Nations Security Council, the European Union, or any other sanctions authority, or (ii) has violated any economic sanctions Laws. The Company and the Company Subsidiaries are, and since January 1, 2013 have been, in compliance with and in possession of any and all licenses or permits that may be required for the lawful conduct of their businesses under export control Laws, including the Export Administration Regulations, the International Traffic in Arms Regulations, and other applicable export control Laws in the countries where they operate, except as would not have a Company Material Adverse Effect. Since January 1, 2013, the Company and the Company Subsidiaries have made no voluntary disclosures to any Governmental Authority under applicable economic sanctions Laws or export control Laws and, to the Knowledge of the Company, have not been the subject of any investigation or inquiry by a Governmental Authority regarding compliance with such Laws or have been assessed any fine or penalty under such Laws.

Section 3.11 Tax Matters.

(a) Except as set forth on Section 3.11(a) of the Company Disclosure Schedule, (i) each of the Company and the Company Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all income and other material Tax Returns required to be filed by it, and all such filed Tax Returns are accurate and complete; (ii) all Taxes shown to be due on such Tax Returns and all other material Taxes (whether or not shown on a Tax Return) have been timely paid; (iii) no deficiency with respect to Taxes has been asserted or assessed by a taxing authority against the Company or any of the Company Subsidiaries which has not been fully paid, or is being contested in good faith and adequately reserved for in the Filed Company SEC Documents in accordance with GAAP; (iv) the unpaid Taxes of the Company and the Company Subsidiaries did not, as of the Balance Sheet Date, exceed the reserve set forth in the Filed Company SEC Documents; (v) since the Balance Sheet Date, neither the Company nor any Company Subsidiary has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and past practice; and (vi) no power of attorney granted by the Company or any Company Subsidiary with respect to Taxes or Tax Returns is currently in force.

(b) Except as set forth on Section 3.11(b) of the Company Disclosure Schedule, (i) The Federal income and other material Tax Returns through the taxable year ended December 31, 2013 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable Laws, after giving effect to extensions or waivers, has expired (excluding Tax Returns that remain open due to the existence of net operating losses); (ii) neither the Company nor any Company Subsidiary has granted any currently effective extension or waiver of the limitations period applicable to any income or other material Tax Return or any income or other material Taxes (other than extensions of time to file any Tax Returns obtained in the ordinary course of business), which period (after giving effect to such extension or waiver) has not yet expired; (iii) there is no proceeding or investigation pending or threatened in writing with respect to the Company or any Company Subsidiary in respect of any income or other material Tax; (iv) no claim has been made by a taxing authority in writing in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the relevant Company or Company Subsidiary is or may be subject to taxation by that jurisdiction; and (v) no closing agreements, private letter rulings or similar agreements or rulings have been entered into or issued by any taxing authority with respect to the Company or any Company Subsidiary, and no such agreements or rulings have been applied for and are currently pending.

(c) The Company and each Company Subsidiary has complied in all material respects with applicable Laws for the withholding of Taxes and has timely withheld and paid over to the appropriate Governmental Authority all material amounts of Taxes required to be withheld and paid over.

(d) The Company has made available to Parent: (i) true, correct and complete copies of all income and other material Tax Returns of the Company and each Company Subsidiary relating to taxable periods ending on or after December 31, 2012; and (ii) any audit report issued within the last three years relating to any Taxes of the Company or any Company Subsidiary.

(e) Neither the Company nor any Company Subsidiary is, or has been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(f) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(g) Neither the Company nor any Company Subsidiary has engaged in a “listed transaction” or “transaction of interest” as set forth in Treasury Regulations Section 1.6011-4(b).

(h) Neither the Company nor any Company Subsidiary (i) is or has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) or any other group that files a combined, consolidated or unitary income Tax Return (other than a group the common parent of which is the Company); (ii) is a party to any Tax sharing, Tax indemnification, Tax allocation or similar agreement with any Person, except pursuant to any customary commercial agreement entered into by the Company or any Company Subsidiary in the ordinary course of business, the principal purpose of which does not relate to Taxes or (iii) is liable for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, assumption, operation of Law or otherwise.

(i) There are no Liens for Taxes (other than Permitted Liens) on any assets of the Company or any Company Subsidiary.

(j) For purposes of this Agreement: (i) “Taxes” shall mean (A) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, customs duty, transfer, franchise, profits, inventory, escheat, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property taxes and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any of the foregoing and (B) any liability in respect of any items described in clause (A) payable by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulations Section 1.1502-6(a) (or any similar Law) or otherwise and (ii) “Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 3.12 Employee Benefits Matters.

(a) The Company has made available to Parent correct and complete copies of (i) each Company Plan, (ii) each Non-U.S. Company Plan, (iii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Plan (if any such report was required), (iv) the most recent summary plan description for each Company Plan for which such summary plan description is required and (v) each trust agreement and insurance or group annuity contract relating to any Company Plan. Section 3.12(a) of the Company Disclosure Schedule contains a true, correct and complete list of each material Company Plan and each Non-U.S. Company Plan, except for any incentive, compensation, retention or employment arrangement that provides for annual compensation, payments or benefits of less than $350,000 in the aggregate for any one employee.

(b) Each Company Plan and Non-U.S. Company Plan has been administered in compliance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws (as applicable) except where such noncompliance would not reasonably be expected to be materially adverse to the Company and the Company Subsidiaries, taken as a whole. All contributions, premiums and payments under or in connection with any Company Plan or Non-U.S. Company Plan required to be made under the terms of any Company Plan or Non-U.S. Company Plan, a related trust, insurance contract or other funding arrangement, or pursuant to applicable Law, including ERISA and the Code, have been timely made, except as would not reasonably be expected to be materially adverse to the Company and the Company Subsidiaries, taken as a whole. There are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), actions, complaints, investigations, petitions, suits or other proceedings with respect to any Company Plans or Non-U.S. Company Plans, plan sponsors or plan administrators or any fiduciaries of the Company Plans or Non-U.S. Company Plans, except as would not reasonably be expected to be materially adverse to the Company and the Company Subsidiaries, taken as a whole.

(c) All Company Plans that are “pension plans” (as defined in Section 3(2) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) have received a favorable determination letter from the IRS or has filed a timely application therefor. The Company has made available to Parent a correct and complete copy of the most recent determination letter received with respect to each Company Pension Plan, as well as a correct and complete copy of each pending application for a determination letter, if any. Nothing has occurred since the date of such determination letter that would be reasonably likely to materially adversely affect such qualification.

(d) Except as set forth on Section 3.12(d) of the Company Disclosure Schedule, the company does not have any Tax gross-up obligation for any Taxes imposed under Section 4999 or Section 409A of the Code.

(e) Neither the Company nor any ERISA Affiliate has now or at any time within the previous six (6) years contributed to, sponsored, maintained or had an obligation to contribute to a (i) Multiemployer Plan (as defined in Section 3(37) of ERISA), (ii) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA or (iii) a “multiple employer plan” as defined in Section 413(c) of the Code.

(f) Except as set forth on Section 3.12(f) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of the Company or the Company Subsidiaries except as required to comply with Section 4980B of the Code or any similar state Law.

(g) Each Company Plan which is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) is in material compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder.

(h) With respect to each Non-U.S. Company Plan: (i) all employer and employee contributions to each Non-U.S. Company Plan required by Laws or by the terms of such Non-U.S. Company Plan have been made, or, if applicable, accrued in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Non-U.S. Company Plan, the liability of each insurer for any Non-U.S. Company Plan funded through insurance or the book reserve established for any Non-U.S. Company Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current or former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Company Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and (iii) each Non-U.S. Company Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(i) Except as set forth on Section 3.12(i) of the Company Disclosure Schedule, the execution and delivery of this Agreement or the performance and consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, director or individual independent contractor of the Company to severance pay or benefits, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee or officer, including equity-based awards under any Company Plan or Non-U.S. Company Plan or (iii) trigger any funding of compensation or benefits under any Company Plan or Non-U.S. Company Plan.

Section 3.13 Labor and Employment Matters. Except as set forth in Section 3.13 of the Company Disclosure Schedule, (i) neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement or other Contract with a labor union or labor organization, no employee of the Company or any Company Subsidiary is represented by any labor organization with respect to such employee’s employment with the Company or any Company Subsidiary, and no union organization activity is pending or, to the Knowledge of the Company, threatened involving any employee of the Company or a Company Subsidiary; (ii) there is no labor strike, work stoppage or slowdown, or other labor dispute pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary; (iii) there are no complaints, charges or claims against the Company or any Company Subsidiary pending or, to the Knowledge of the Company, threatened with any public or governmental authority, arbitrator or court based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or a Company Subsidiary of any individual that would reasonably be expected to result in a material liability to the Company and the Company Subsidiaries taken as a whole; (iv) the Company and the Company Subsidiaries are in compliance, in all material respects, with all Laws relating to the employment of labor, relating to the terms and conditions of employees, former employees or prospective employees and other labor-rated matters, including all Laws relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, wages, hours, social benefits contributions, severance pay, the WARN Act, collective bargaining, civil rights, safety, health, immigration, workers’ compensation and the collection and payment of withholding or social security taxes and any similar tax; (v) there has been no “mass layoff” or “plant closing” (as defined under the WARN Act) with respect to the Company or a Company Subsidiary within the prior six (6) months; and (vi) the Company or a Company Subsidiary has not incurred, or does not reasonably expect to incur, any current or contingent liability or obligation with respect to any misclassification of any person as an independent contractor rather than as an employee, or as exempt rather than non-exempt, or with respect to any employee leased from another employer.

Section 3.14 Environmental Matters. Except for those matters that would not result in a Company Material Adverse Effect, (a) each of the Company and the Company Subsidiaries is and, for the past three years, has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Company Permits required under Environmental Laws for the operation of their respective businesses, (b) there is no enforcement proceeding, suit, claim or action relating to or arising from any noncompliance with, or liability under, Environmental Laws (including relating to or arising from the Release or threatened Release of, or exposure of any Person to, any Hazardous Materials) that is pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or to the Knowledge of the Company that is pending and otherwise relating to any real property currently owned, operated or leased by the Company or any of the Company Subsidiaries and (c) neither the Company nor any of the Company Subsidiaries has received any written notice of, or entered into any order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved liabilities or corrective or remedial obligations relating to or arising under Environmental Laws (including relating to or arising from the Release or threatened Release of, or exposure of any Person to, any Hazardous Materials).

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Schedule contains an accurate and complete list of all of the following owned or purported to be owned by the Company or any of the Company Subsidiaries: (i) issued patents and pending patent applications; (ii) registered trademarks or service marks and applications to register trademarks or services marks; (iii) registered copyrights and applications to register copyrights; and (iv) domain names. The Company owns all right, title, and interest in and to all Intellectual Property that it owns or purports to own. Except as would not have a Company Material Adverse Effect, the Company has the valid right to use, all other Intellectual Property used in or necessary for the operation of the Company’s or any of the Company Subsidiaries’ respective business as currently conducted. All Intellectual Property that the Company owns or purports to own, including all Intellectual Property set forth on Section 3.15(a) of the Company Disclosure Schedule, is free and clear of all Liens, other than Permitted Liens. The Intellectual Property set forth on Section 3.15(a) of the Company Disclosure Schedule is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) Except as set forth on Section 3.15(b) of the Company Disclosure Schedule, (i) (A) to the Knowledge of the Company, the conduct of the Company’s and the Company Subsidiaries’ respective businesses as currently conducted do not infringe or otherwise violate any Person’s Intellectual Property, and (B) there is no claim of such infringement or other violation pending or, to the Knowledge of the Company, threatened in writing, against the Company; and (ii) (A) to the Knowledge of the Company, no Person is currently infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of the Company Subsidiaries, and (B) no claims of such infringement, misappropriation or other violation are pending or have been made or brought against any Person in the past three years by the Company or any of the Company Subsidiaries or, to the Knowledge of the Company, have been threatened in writing against any Person in the past three years by the Company or any of the Company Subsidiaries.

(c) No trade secret material to the business of the Company or any of the Company Subsidiaries has been authorized to be disclosed or, to the Knowledge of the Company, has been actually disclosed by the Company or any of the Company Subsidiaries other than pursuant to a non-disclosure agreement restricting the disclosure and use of the same. The Company and the Company Subsidiaries have taken adequate measures, which are reasonable in the industry in which the business of the Company and the Company Subsidiaries operate, to protect the confidentiality, secrecy and value of such trade secrets and information. All past and current employees of the business of the Company or the Company Subsidiaries involved in the creation or development of Intellectual Property and all past and current contractors hired by the Company or the Company Subsidiaries who have developed material Intellectual Property for the Company or the Company Subsidiaries have executed and delivered to the Company or one of the Company Subsidiaries (i) a nondisclosure agreement or obligation restricting such person’s right to disclose or use confidential or proprietary information of the Company or the Company Subsidiaries, and (ii) valid and enforceable written instruments that presently assign all applicable rights in such Intellectual Property to the Company or one of the Company Subsidiaries. To the Knowledge of the Company, no such employee or contractor is in default or breach of any material term of any invention assignment or similar provision of any agreement.

(d) No government funding and no facilities of a university, college, other educational institution or research center, were used in the development of any Company proprietary Software of the Company or the Company Subsidiaries.

(e) Except as set forth in Section 3.15(e) of the Company Disclosure Schedule, no Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the development, maintenance, operation, delivery or provision of any Company Software in such a manner that would, under the terms of the applicable Open Source Software license, (i) require the Company or one of the Company Subsidiaries to disclose, license, or distribute any proprietary source code for any such software product, or (ii) diminish or transfer the rights of ownership in any Intellectual Property or software of the Company and the Company Subsidiaries to a third party.

(f) Except as set forth in Section 3.15(f) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have not disclosed, delivered, licensed, or otherwise made available any source code (or any part thereof) owned by the Company or any of the Company Subsidiaries to any Person other than to a Person who was, as of the date of disclosure or delivery, an employee, agent, consultant, or contractor of the Company or one of the Company Subsidiaries, and who has executed a written agreement requiring such Person to protect the confidentiality of such source code.

(g) The Company IT Systems are (i) adequate for, and operate and perform in all material respects as required in connection with, the current operation of the business of the Company and the Company Subsidiaries, and (ii) do not, to the Knowledge of the Company,

contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that (A) materially disrupt or adversely affect the functionality of any Company IT Systems, or (B) enable or assist any Person to access without authorization any Company IT Systems. The Company and the Company Subsidiaries have taken commercially reasonable measures to maintain the performance and security of the Company IT Systems and the Company IT Systems have not suffered any material failures within the past three (3) years.

(h) Each of the Company, the Company Subsidiaries and, to the Knowledge of the Company, any third party acting on their behalf with respect to the business of the Company and the Company Subsidiaries, is and has for the last 3 years been in compliance in all material respects with applicable Data Protection Laws. Each of the Company and the Company Subsidiaries has used commercially reasonable efforts to protect Personal Data and User Data against loss, damage or unauthorized access, use, modifications or other misuse of any User Data or Personal Data by the Company, the Company Subsidiaries or any third party acting on their behalf. The Company and the Company Subsidiaries have conducted commercially reasonable privacy and data security audits (including independent third-party audits) at reasonable and appropriate intervals. The Company and the Company Subsidiaries have resolved any privacy or data security issues identified in such audits.

(i) No Person has made any Claim or commenced any action against the Company or any Company Subsidiary with respect to (i) the violation of any Data Protection Law, (ii) the violation of any contractual obligation with respect to the treatment of any Personal Data or User Data or (iii) loss, damage or unauthorized access, use, modification or other misuse of any Personal Data or User Data collected or processed by or on behalf of the Company and the Company Subsidiaries. To the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries have suffered a material data breach.

Section 3.16 Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties set forth in Section 4.7, the approval of this Agreement by the Company Board constitutes approval of this Agreement and the Merger for purposes of any “moratorium,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other antitakeover Laws, including Section 351.459 of the MGBCL but excluding (i) the “control share acquisition” statute under Section 251.407 of the MGBCL and (ii) Section 409.500 et. seq. of the Revised Statutes of the State of Missouri (also known as the Missouri Takeover Bid Disclosure Act).

Section 3.17 Property.

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth a true, complete and correct list as of the date hereof of all real property and interests in real property owned by the Company or any Company Subsidiary (with all easements and other rights appurtenant to such property, the “Owned Real Property”). The Company or a Company Subsidiary owns and has good and valid title to all of the Owned Real Property, free and clear of all Liens (except in all cases for Permitted Liens) and, other than the rights of Parent and Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interests therein. The Company and the Company Subsidiaries have not leased or otherwise granted any Person the right to use or occupy such Owned Real Property or any portion thereof.

(b) Section 3.17(b) of the Company Disclosure Schedule sets forth (i) a true, complete and correct list of all real property leased, subleased or otherwise occupied by the Company or any Company Subsidiaries in respect of which the Company or any of the Company Subsidiaries has annual rental obligations of $1,000,000 or more as of the date hereof (each, a “Leased Real Property”), and (ii) the address for each Leased Real Property. As of the date hereof, except as would not reasonably be expected to be materially adverse to the Company and the Company Subsidiaries, taken as a whole, (x) no lease, sublease or other similar agreement relating to the Leased Real Property (each, a “Lease Agreement”) is subject to any Liens other than Permitted Liens, (y) each Lease Agreement constitutes a valid and binding obligation of the Company or any of the Company Subsidiaries and is in full force and effect against the Company or any of the Company Subsidiaries and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms and (z) there is not under any Lease Agreement any existing default or circumstance which, upon the giving of notice or passage of time or both, would constitute a default or breach by the Company or any of the Company Subsidiaries under such Lease Agreement.

Section 3.18 Contracts.

(a) Except as set forth in Section 3.18 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to or bound by, or otherwise has any actual or potential liability or responsibility under, any Contract that:

(i) as of the date hereof, is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) relates to a joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Company Subsidiaries, taken as a whole, or in which the Company owns more than a fifteen (15%) voting or economic interest, or any obligation of more than $500,000 in the aggregate;

(iii) involves an aggregate principal amount of more than $1,000,000 and relates to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any material portion of the assets of the Company or any Company Subsidiary, other than Permitted Liens (in each case other than intercompany liabilities between the Company and the Company’s wholly-owned Subsidiaries);

(iv) is for the acquisition of any equity interests or material assets by the Company or any Company Subsidiary during the past two (2) years or under which the Company or any Company Subsidiary has any remaining obligations (including contingent obligations);

(v) requires or is reasonably likely to require either (A) annual payments from third parties to the Company and the Company Subsidiaries of at least $2,500,000 or (B) annual or one-time payment from the Company and Company Subsidiaries to third parties of at least $2,500,000;

(vi) contains any covenant that (A) restricts in any material respect the ability of the Company or any Company Subsidiary (or, after the Effective Time, Parent, the Surviving Corporation, or their respective Subsidiaries or Affiliates) to engage in any line of business or to compete with any Person or operate at any location other than nonsolicitation covenants entered into in the ordinary course of business consistent with past practice, (B) could require the disposition of any material assets or line of business of the Company or any Company Subsidiary (or, after the Effective Time, Parent, the Surviving Corporation, or their respective Subsidiaries or Affiliates), or (C) prohibits or restricts in any material respect the right of the Company, any of the Company Subsidiaries or any of their respective Affiliates to make, sell, supply, market, distribute or commercialize any products or services or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights;

(vii) contains any covenant granting “most favored nation” status that, following the consummation of the Merger, would restrict actions in any material respect taken by Parent, the Surviving Corporation and/or their respective Subsidiaries or Affiliates;

(viii) contains a standstill or similar agreement pursuant to which the Company or any Company Subsidiary has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(ix) provides for the grant of a license or other right with respect to any material Intellectual Property rights owned or used by the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party as licensee or licensor other than (A) Off-the-Shelf Software and (B) non-exclusive licenses granted by or to the Company or any Company Subsidiary in the ordinary course of business consistent with past practice;

(x) provides for indemnification by the Company or any of the Company Subsidiaries of any Person, except for any such Contract that is (A) not material to the Company or any of the Company Subsidiaries or (B) entered into in the ordinary course of business consistent with past practice;

(xi) constitutes a guaranty of any obligation of any Person or other support, assumption or endorsement of, or any other similar commitment with respect to liabilities in the aggregate of more than $1,000,000 of, any Person (in each case, other than the Company or any Company Subsidiary);

(xii) provides for severance, retention, change of control or other post-termination payments or post-termination benefits to employees involving payments in excess of $200,000 per employee;

(xiii) is a written settlement agreement executed during the last two years of any actual or threatened action with a value of greater than $500,000;

(xiv) is entered into with any director or officer of the Company, any Company Subsidiary or any Affiliate of the foregoing and provides for minimum aggregate cash payments in excess of $350,000 per annum (other than commission plans);

(xv) contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any Equity Interests of any Person or any assets that have a fair market value or purchase price of more than $200,000; or

(xvi) is a collective bargaining agreement.

Each Contract of the type described in clauses (i) through (xvi) of this Section 3.18 (whether or not such Contract is set forth on Section 3.18 of the Company Disclosure Schedule) is referred to herein as a “Company Material Contract”.

(b) Each Company Material Contract is valid and binding on the Company and any of the Company Subsidiaries to the extent the Company or such Company Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) except where the failure to be valid, binding, enforceable and in full force and effect, would not be materially adverse to the Company and the Company Subsidiaries, taken as a whole. The Company and each of the Company Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Company Material Contract, except where such noncompliance would not result in a Company Material Adverse Effect.

Section 3.19 Insurance. The Company and the Company Subsidiaries have all material policies of insurance covering the Company, the Company Subsidiaries or any of their respective employees, properties or assets, including policies of life, property fire, workers’ and liability insurance, that is in a form and amount that is customarily carried by persons conducting business similar to that of the Company and which the Company believes is adequate for the operations of its business. Section 3.19 of the Company Disclosure Schedule lists all material insurance policies covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and the Company Subsidiaries as of the date hereof (collectively, the “Insurance Policies”). Except as would not have a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect (and were in full force and effect during the periods of time such insurance policies were purported to be in effect) and all premiums due and payable thereon have been paid; and (b) neither the Company nor any Company Subsidiary is in breach or default of any of the insurance policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies. Except as would not have a Company Material Adverse Effect, the Company has not received any notice of termination or cancellation or denial of coverage with respect to any insurance policy.

Section 3.20 Affiliate Transactions. There are no transactions, or series of related transactions, agreements, arrangements or understandings that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Filings filed prior to the date hereof.

Section 3.21 Opinion of Financial Advisor. On or prior to the date of this Agreement, the Company Board has received the opinion of Credit Suisse Securities (USA) LLC (the “Company Financial Advisor”), to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Per Share Price is fair from a financial point of view to the holders of the Company Common Stock, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 3.22 Brokers and Other Advisors. Except for the Company Financial Advisor, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of the Company Subsidiaries.

Section 3.23 Disclosure. At the time of the filing of the Proxy Statement with the SEC, the Proxy Statement will comply in all material respects with the requirements of the Exchange Act. The Proxy Statement will not, at the time of the filing of the Proxy Statement with the SEC, the first distribution or dissemination of the Proxy Statement to the Company Stockholders or the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the Proxy Statement, the solicitation of a proxy for such Company Stockholders’ Meeting or the subject matter hereof which has become false or misleading. For clarity, the representations and warranties in this Section 3.23 will not apply to information supplied to the Company by Parent or Purchaser or any of their Representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 3.24 Suppliers and Customers.

(a) Section 3.24(a) of the Company Disclosure Schedule sets forth the names of the ten (10) largest suppliers of the Company and the Company Subsidiaries as of the date hereof, measured by dollar value of purchases by the Company and the Company Subsidiaries for the twelve (12) calendar months ended May 31, 2016. Except as set forth on Section 3.24(a) of the Company Disclosure Schedule, none of the suppliers listed on Section 3.24(a) of the Company Disclosure Schedule has notified in writing to the Company or any Company Subsidiary that it is (i) cancelling or terminating its relationship with the Company or any Company Subsidiary or (ii) materially and adversely modifying the pricing or volume of goods or services sold to, the Company or any Company Subsidiary.

(b) Section 3.24(b) of the Company Disclosure Schedule sets forth the names of the twenty (20) largest customers of the Company and the Company Subsidiaries as of the date hereof, measured by dollar value of gross revenues billed by the Company and the Company Subsidiaries for the twelve (12) calendar months ended May 31, 2016. Except as set forth on Section 3.24(b) of the Company Disclosure Schedule, none of the customers listed on

Section 3.24(b) of the Company Disclosure Schedule (other than Parent’s counsel) has notified the Company or any Company Subsidiary that it is (i) cancelling or terminating its relationship with the Company or any Company Subsidiary, (ii) materially and adversely modifying the pricing under an existing Contract of goods or services purchased from the Company or any Company Subsidiary (including goods or services provided prior to the date hereof), other than modifying pricing in an amount which is less than $250,000 in the aggregate over the remaining term of the applicable Contract between such customer and the Company, or (iii) materially and adversely modifying the volume of goods or services purchased from, the Company or any Company Subsidiary.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III, neither the Company nor any other Person makes any representation or warranty with respect to the Company or the Company Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser jointly and severally represent and warrant to the Company, except as disclosed in the disclosure schedule delivered by Parent to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Schedule”):

Section 4.1 Organization, Standing and Corporate Power.

(a) Parent is a limited liability company duly organized, validly existing and in good standing under the Laws of Georgia and has all requisite limited liability company power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect.

(b) Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Missouri and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Purchaser is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect.

Section 4.2 Authority; Noncontravention.

(a) Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by Parent and Purchaser under this Agreement, and the consummation by Parent and Purchaser of the Transactions, have been duly authorized and approved by all necessary corporate action by Parent and Purchaser (including unanimously by the Parent Board and the board of directors of Purchaser, which boards have declared this Agreement and the Transactions advisable, fair to and in the best interest of their respective stockholders) and adopted by Parent as the sole stockholder of Purchaser, and no other corporate action on the part of Parent and Purchaser is necessary to authorize the execution and delivery of and performance by Parent and Purchaser under this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote or approval of the holders of any class or series of capital stock of Parent is necessary to adopt and approve this Agreement and approve the Transactions.

(b) Neither the execution and delivery of this Agreement by Parent and Purchaser, nor the consummation by Parent or Purchaser of the Transactions, nor compliance by Parent or Purchaser with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation and bylaws of Parent, in each case as amended to the date of this Agreement, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 4.3 (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 4.3 are made and any applicable waiting periods referred to therein have expired, violate any Laws applicable to Parent or any of its Subsidiaries or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which Parent, Purchaser or any of their respective Subsidiaries is a party, except, in the case of clauses (ii) and (iii), as would not have a Parent Material Adverse Effect.

Section 4.3 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of NASDAQ, (b) the filing of the Summary Articles of Merger with the Secretary of State of the State of Missouri pursuant to the MGBCL and (c) filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions, other than as would not have a Parent Material Adverse Effect.

Section 4.4 Brokers and Other Advisors. Except for Wells Fargo Securities, LLC, the fees of which will be paid by Parent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the fee of which will be paid by the Equity Investors (other than OMERS Administration Corporation), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.5 Ownership and Operations of Purchaser. Parent owns beneficially and of record all of the outstanding capital stock of Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.6 Financing.

(a) Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (i) an executed commitment letter dated as of the date of this Agreement from each of the Equity Investors (each such letter, an “Equity Funding Letter”) to invest, subject to the terms and conditions therein, cash in the aggregate amount set forth therein to Parent (the “Equity Financing”) and (ii) an executed commitment letter dated as of the date of this Agreement (the “Debt Commitment Letter”, and together with the Equity Funding Letters, the “Financing Letters”) to provide, subject to the terms and conditions therein, debt financing in the aggregate principal amount set forth therein as of the Closing Date (being collectively referred to as the “Debt Financing”, and together with the Equity Financing collectively referred to herein as the “Financing”). As of the date of this Agreement, except as permitted by Section 5.14(a), neither the Equity Funding Letters nor the Debt Commitment Letter have been amended or modified, no such amendment or modification is contemplated and the respective commitments contained therein have not been withdrawn or rescinded in any respect. As of the date of this Agreement, the Financing Letters, in the form so delivered, are in full force and effect and are legal, valid and binding obligations of Parent, enforceable against Parent in accordance with their terms, and, to the Knowledge of Parent, the other parties thereto, except as may be limited by the Bankruptcy and Equity Exceptions. Parent has fully paid or caused to be paid any and all commitment fees or other fees in connection with the Equity Funding Letters and the Debt Commitment Letter that are payable on or prior to the date of this Agreement. Assuming the funding of the Financing in accordance with the terms of the Financing Letters, the net proceeds contemplated by the Financing will, together with cash and cash equivalents available to Parent and committed credit facilities in the aggregate, be sufficient to consummate the Transactions upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith, including payment of all amounts under Article II of this Agreement and any repayment or refinancing of any outstanding debt contemplated by this Agreement (to the extent required by, and pursuant to the terms of, this Agreement). As of the date of this Agreement, Parent has no reason to believe that it will be unable to satisfy any term or condition of closing to be satisfied by it contained in the Equity Funding Letters or the Debt Commitment Letter. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Equity Funding Letters or the Debt Commitment Letter in each case that would, individually or in the aggregate, permit the financial institutions party thereto to terminate, or to not make the initial funding of the facilities to be established thereunder upon satisfaction of all conditions thereto. Except as set forth in the Financing Letters, there are no (i) conditions precedent to the respective obligations of the Equity Investors and the lenders party to the Debt Commitment Letter to fund the full amount of the Financing; or (ii) contractual contingencies under any agreements, side letters or arrangements (other than any fee letters (customarily redacted) that have been provided to the Company) relating to the Financing to which either Parent, Purchaser or any of their respective Affiliates is a party that would permit the Equity Investors or the lenders party to the Debt Commitment Letter to reduce the total amount of the Financing, or that would materially and adversely affect the availability of the Financing. Each of the Equity Funding Letters provides, and will continue to provide, that the Company is a third party beneficiary thereof in accordance with the terms and conditions of the applicable Equity Funding Letters as of the date of this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, the net proceeds of the Financing, when funded in accordance with the Financing Letters, will be sufficient for Purchaser and the Surviving Corporation to pay the Aggregate Merger Consideration, all amounts required to be paid pursuant to Section 2.4, any repayment or refinancing of debt contemplated by this Agreement or required as a result of the consummation of the transactions hereunder or the Financing Letters, and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses. Parent and Purchaser acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Parent’s, Purchaser’s or any other Person’s ability to obtain financing for the consummation of the Transactions.

Section 4.7 Share Ownership. Neither Parent nor Purchaser has been, at any time during the five (5) years preceding the date hereof, an “interested shareholder” of the Company, as defined in Section 351.459 of the MGBCL. As of the date of this Agreement, none of Parent, Purchaser and their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company and none of Parent, Purchaser and their respective Affiliates holds any rights to acquire any shares of capital stock of the Company except pursuant to this Agreement.

Section 4.8 Litigation. As of the date hereof, there is no legal or administrative proceeding, claim, suit or action pending or to the Knowledge of Parent, threatened against Parent or Purchaser which seeks to, or would reasonably be expected to prevent or materially impair or materially delay the consummation of the Merger or any of the other transactions provided for herein.

Section 4.9 Absence of Certain Arrangements. Except as set forth in Section 4.9 of the Parent Disclosure Schedule, as of the date hereof, there are no Contracts between Parent and Purchaser, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the transactions contemplated by this Agreement.

Section 4.10 Solvency. Assuming (a) the satisfaction of the conditions in Article VI and (b), the accuracy in all material respects of the representations and warranties of the Company in this Agreement and (c) that immediately prior to the Effective Time, (x) the Company and each Company Subsidiary is able to pay their respective debts as they become due and owns property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and (y) the Company and each Company Subsidiary has have adequate capital to carry on their respective businesses, then as of the Effective Time, immediately after giving effect to the Transactions, (i) the Surviving Corporation and each of its Subsidiaries will be able to pay their respective debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and (ii) the Surviving Corporation and each of its Subsidiaries will have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Company or the Company Subsidiaries.

Section 4.11 Disclosure. None of the information supplied by or on behalf of Parent or Purchaser, including by any of their directors, officers, employees, Affiliates, agents or other Representatives, for inclusion or incorporation by reference in the Proxy Statement will, at the time of the filing of the Proxy Statement with the SEC, at the time of the first distribution or dissemination of the Proxy Statement to the Company Stockholders or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the Proxy Statement, the solicitation of a proxy for such Company Stockholders’ Meeting or the subject matter hereof which has become false or misleading.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Except as contemplated or permitted by this Agreement, as required by applicable Law or as contemplated by Section 5.1(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the earlier of (x) termination of this Agreement in accordance with Section 7.1, and (y) the Effective Time, unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall conduct its business in all material respects in the ordinary course of business consistent with past practice and use commercially reasonable efforts to (x) maintain in full force and effect material insurance policies covering the Company and the Company Subsidiaries and their respective properties, assets and businesses (in each case, in a form and amount consistent with past practice), (y) maintain in the ordinary course of business consistent with past practice the current relationships of the Company with each of the customers, suppliers and other Persons with whom the Company has material business relations and (z) preserve its and the Company Subsidiaries’ business and material assets substantially intact. Without limiting the foregoing, except as set forth in Section 5.1(a) of the Company Disclosure Schedule, as otherwise contemplated by this Agreement, as required by applicable Law or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the earlier to occur of the termination of this Agreement pursuant to Section 7.1 hereof or the Effective Time, take any of the following actions:

(i) amend or otherwise change the articles of incorporation or bylaws of the Company or such similar applicable organizational documents of any Company Subsidiaries;

(ii) issue, sell, or grant any shares of its capital stock or other equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock or other equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock or other equity interests, except for (A) the issuance of capital stock pursuant to any Contract or pursuant to an offer letter, in each case, in effect or extended and disclosed to Parent prior to the date hereof or (B) the issuance of shares of Company Common Stock required to be issued upon exercise or settlement of Options granted and disclosed to Parent prior to the date hereof;

(iii) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity interests, including with respect to any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable, exchangeable or redeemable for securities having the right to vote) with the Company Stockholders on any matter, except (A) pursuant to commitments in effect and disclosed to Parent prior to the date hereof or (B) in connection with withholding to satisfy tax obligations with respect to Options granted prior to the date of this Agreement or acquisitions in connection with the net exercise of Options granted prior to the date of this Agreement;

(iv) (A) declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock, other than (1) dividends paid by any wholly-owned Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company or (2) cash dividends not to exceed $0.09 per share declared by the Company Board with respect to the Company Common Stock prior to the date hereof or (B) adjust, split, combine, subdivide or reclassify any shares of its capital stock;

(v) redeem, repurchase, prepay (except as required by the Company Credit Agreement), defease, cancel, incur or otherwise acquire, or modify the terms of, any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money, except for (A) Indebtedness incurred under the Company Credit Agreement (as in effect on the date hereof) in the ordinary course of business, (B) Indebtedness in a principal amount not in excess of $15 million for all such Indebtedness by the Company and the Company Subsidiaries in the aggregate (other than Indebtedness incurred (x) under the Company Credit Agreement pursuant to the preceding clause (A) and (y) in respect of capital leases in an amount not to exceed $20 million in the aggregate), and (C) Indebtedness owed by any wholly-owned Company Subsidiary to the Company or any other wholly-owned Company Subsidiary; provided that any Indebtedness incurred or otherwise acquired, or modified, or assumed under this Section 5.1(a)(v) shall be subject to prepayment without penalty at any time;

(vi) sell, transfer, lease, rent, license, assign, abandon or otherwise dissolve or dispose of (including by merger, consolidation, or sale of stock or assets), any of its properties, legal entities or assets (tangible or intangible) in consideration for a payment exceeding $250,000 individually or $1,000,000 in the aggregate, except (A) dispositions of inventory, equipment or other assets that are no longer used or useful in the conduct of the business of the Company or any of the Company Subsidiaries, (B) nonexclusive licenses of Intellectual Property granted by the Company or any Company Subsidiary in the ordinary course of business consistent with past practice, (C) sales, transfers, leases, rentals, licenses, or assignments among the Company and the Company Subsidiaries, in each case, in the ordinary course of business consistent with past practice, (D) expirations of Intellectual Property in accordance with the applicable statute or the abandonment or allowing to lapse or expire of any Intellectual Property no longer used in or useful in the operation of the Company’s and the Company Subsidiaries’ respective businesses, or (E) leases resulting in annual payment equal to or less than $250,000 either individually or in the aggregate;

(vii) make capital expenditures in excess of 10% over the pro rata amount budgeted in the Company’s current annual plan for capital expenditures that was previously made available to Parent (such pro rata amount calculated based on the period of time from the date hereof to the Closing Date);

(viii) make any acquisition (including by merger, consolidation, or purchase of stock or assets) of the capital stock or assets of any other Person for consideration in excess of $2,000,000, except (A) in connection with a restructuring, merger or consolidation between the Company’s Subsidiaries or (B) pursuant to Contracts in force on the date of this Agreement;

(ix) make, grant or increase any bonus, base or other compensation, salary or wages to or of any current or former employees or consultants (excluding directors or executive officers, which are covered by clause (x) below), except as required pursuant to applicable Law or the terms of Company Plans or other employee benefit plans or arrangements in effect and disclosed to Parent prior to the date hereof or, with respect to any increase in base compensation, in the ordinary course of business consistent with past practice;

(x) enter into any Contracts with, or increase any bonus, base or other compensation, salary or wages of, any of its directors or executive officers, except as required pursuant to applicable Law or the terms of Company Plans or other employee benefit plans or arrangements in effect and disclosed to Parent prior to the date hereof;

(xi) enter into any Contracts of employment or any consulting or similar agreement, except for agreements for newly hired employees at the level of Director and below or consultants, in each case, in the ordinary course of business consistent with past practice for an employee at the same level and with an annual base salary not to exceed $250,000 in the aggregate and an aggregate annual compensation not to exceed $300,000 for any such employee or consultant;

(xii) enter into any transaction, or series of related transaction, agreements, arrangements or understandings (A) that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act, or (B) otherwise is with any director or officer of the Company, any Company Subsidiary or any Affiliate of the foregoing;

(xiii) adopt, establish, enter into or amend any arrangement that would constitute a Company Plan or a Non-U.S. Company Plan, except as required by Law;

(xiv) implement or announce any “mass layoff” or “plant closing” within the meaning of the WARN Act (or similar foreign Laws);

(xv) (A) make any material change to its methods of financial accounting in effect at December 31, 2015, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act, as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as required by applicable Laws; (B) make, change or revoke any material Tax election, (C) file any income or other material Tax Return inconsistent with past practice except as required by Law, (D) change any method of Tax accounting, (E) amend any income or other material Tax Return that results in a Tax payment or Tax refund exceeding $150,000, (F) settle or compromise any material Tax controversy that results in a Tax payment or Tax refund exceeding $150,000, or (G) consent to any extension or waiver of any limitations period with respect to any claim or assessment for a material amount of Taxes;

(xvi) adopt a plan or agreement of complete or partial liquidation or dissolution of the Company or any Company Subsidiary;

(xvii) (A) enter into, terminate or materially amend or modify (other than extensions at the end of a term in the ordinary course of business consistent with past practice) any Company Material Contract or Contract that, if in effect on the date hereof, would have been a Company Material Contract, other than entering into Contracts in the ordinary course (including with respect to the terms of any such Contracts) (except to the extent otherwise restricted pursuant to this Section 5.1), (B) waive any material term of or any material default under, or release, settle or compromise any material claim against the Company or material liability or obligation owing to the Company under, any Company Material Contract, or (C) increase the amount of rent payable under any Lease Agreement, other than as required by the terms of such Lease Agreement;

(xviii) amend or modify the letter of engagement of the Company Financial Advisor in a manner that increases the fee or commission payable by the Company or otherwise increases or imposes any obligations on the Company following the Effective Time;

(xix) settle or compromise any legal proceeding or threatened legal proceeding if such settlement or compromise (A) with respect to the payment of monetary damages, involves the payment by the Company or any of the Company Subsidiaries of monetary damages in excess of $500,000 individually or (B) with respect to any non-monetary terms and conditions therein, imposes or requires actions that would or would reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole;

(xx) enter into any new line of business outside of its existing businesses or existing business plans; or

(xxi) agree in writing to take any of the foregoing actions.

Section 5.2 No Solicitation; Change in Recommendation.

(a) The Company agrees that it shall, and shall cause the Company Subsidiaries, and its and their respective directors, officers and employees to and shall direct, and use its reasonable best efforts to cause, its other Representatives to, immediately cease all existing discussions or negotiations with any Person conducted heretofore with respect to any Takeover Proposal, or any existing discussion that could reasonably be expected to lead to a Takeover Proposal, and the Company further agrees that it shall request that all non-public information previously provided by or on behalf of the Company or any Company Subsidiary to any such Persons be promptly returned or destroyed in accordance with the terms of the applicable confidentiality agreement or similar agreement with such Persons and shall prohibit access for anyone other than Parent, the Company, Purchaser and their respective Representatives to any electronic data room of the Company in connection therewith. Except as otherwise provided in this Agreement, from the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, the Company shall not, and shall cause its Subsidiaries, and its and their respective directors, officers and employees not to, and shall direct, and use its reasonable best efforts to cause, its other Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, a Takeover Proposal or the making or consummation thereof, (ii) engage in, enter into, continue or otherwise participate in any discussions (except to notify such Person of the existence of the provisions of this Section 5.2) or negotiations regarding, or furnish to any Person any non-public material information in connection with or for the purpose of encouraging or facilitating, any Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Takeover Proposal, (iii) enter into any letter of intent, legal commitment or agreement to effectuate a Takeover Proposal (other than an Acceptable Confidentiality Agreement) or any Contract or legal commitment requiring the Company to abandon, terminate or fail to consummate the Transactions or (iv) direct any Representatives of the Company or any of its Subsidiaries to take any action set forth in clauses (i), (ii) or (iii) of this Section 5.2(a).

(b) Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to the date that the Company Stockholder Approval is obtained, the Company or any of the Company Subsidiaries, or any of its or their respective Representatives receives a Takeover Proposal that did not result from a breach of Section 5.2(a) (an “Unsolicited Takeover Proposal”), which the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal and financial advisors, is or could be reasonably expected to lead to a Superior Proposal, the Company, the Company Board (or a duly authorized committee thereof) and their Representatives may engage in negotiations and discussions with, or furnish any information and other access to any Person making such

Takeover Proposal and any of its Representatives, provided, that (i) substantially concurrently (and in any event within twenty-four (24) hours) the Company makes available to Parent such information or access (provided that access to any information the Company deems competitively sensitive may be be granted to Parent or its Representatives in accordance with the terms of the Clean Team Agreement) to the extent such information or access was not previously made available to Parent and (ii) prior to furnishing any material non-public information to any such Person, the Company receives from the Person making such Takeover Proposal an Acceptable Confidentiality Agreement. The Company will promptly (but in any event within 24 hours) notify Parent in writing of the receipt of such Takeover Proposal and (i) if it is in writing, deliver to Parent a copy of such Takeover Proposal and any related draft agreements and other written material relating to such Takeover Proposal or (ii) if oral, communicate to Parent the material terms and conditions thereof, including, in each case, the identity of the Person making such Takeover Proposal. The Company will keep Parent reasonably apprised on a prompt and timely basis of the status and material terms of such Takeover Proposal and with respect to any change in the price or any material terms thereof within 24 hours of such material change, including the delivery to Parent of any draft agreements or other written material reflecting any such changes to price or the material terms of such Takeover Proposal. The Company shall not terminate, amend, modify, waive or fail to enforce any provision of any “standstill” or similar obligation of any Person unless the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

(c) Except as otherwise provided in this Agreement, the Company Board shall not (i) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Parent or Purchaser, the Company Board Recommendation (including any failure to include the Company Board Recommendation in the Proxy Statement when mailed), (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend to the Company Stockholders a Takeover Proposal, (iii) fail to publicly recommend against acceptance of any tender offer or exchange offer for the Shares within five (5) Business Days after commencement of such offer or against any Takeover Proposal, (iv) enter into any definitive agreement providing for a Takeover Proposal or (v) resolve or publicly propose to take any action described in the foregoing clauses (i) through (iv) (each of the foregoing actions described in clauses (i) through (v) being referred to as a “Company Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary in this Agreement (but subject to the Company’s compliance in all material respects with the provisions of this Section 5.2), the Company Board (or a duly authorized committee thereof) may make a Company Adverse Recommendation Change only in response to the Company receiving an Unsolicited Takeover Proposal that the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal, cause the Company to terminate this Agreement pursuant to Section 7.1(d)(ii) and, prior to or substantially concurrently with such termination, cause the Company to enter into a definitive written agreement providing for such Superior Proposal if, and only if, in all cases, the Company Board determines in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(e) The Company may not make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(ii) unless: (A) the Company complies in all material respects with this Section 5.2, (B) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(ii) at least five (5) Business Days prior to taking such action, to the effect that the Company Board has received a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board has resolved to effect a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 7.1(d)(ii), which notice shall specify the basis for such Company Adverse Recommendation Change or termination, the material terms and conditions of the Superior Proposal and the identity of the Person making such Superior Proposal, and include a copy of the then current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal and any financing commitment relating thereto (a “Notice of Superior Proposal”) (it being understood that such Notice of Superior Proposal shall not in itself be deemed a Company Adverse Recommendation Change and that any material revision or amendment to the terms of such Superior Proposal shall require a new notice and, in such case, all references to five (5) Business Days in this Section 5.2(e) shall be deemed to be three (3) Business Days); (C) during such five (5) or three (3) Business Day period, as applicable, if requested by Parent, the Company shall have made its Representatives reasonably available, and directed its Representatives, to discuss and negotiate with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement; (D) Parent has not, within such five (5) or three (3) Business Day period, as applicable, made a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement such that such Takeover Proposal would cease to constitute a Superior Proposal; and (E) the Company Board, after taking into account any modifications to the terms of this Agreement and the Merger agreed to by Parent and Purchaser after receipt of such notice, continues to believe that such Takeover Proposal constitutes a Superior Proposal.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board (or a duly authorized committee thereof) from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Rule 14d-9 under the Exchange Act, (ii) making any disclosure to the Company Stockholders if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law or (iii) informing any Person of the existence of the provisions contained in this Section 5.2; or (iv) making any “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to the Company Stockholders). No disclosures under this Section 5.2(f) shall be, in themselves, a breach of Section 5.2 or Section 5.3 or a basis for Parent to terminate this Agreement.

(g) As used in this Agreement, “Takeover Proposal” shall mean any bona fide proposal or offer from any Person or “group” (as defined under Section 13(d) of the Exchange Act) (other than Parent, Purchaser and any of its Affiliates thereof) to purchase or otherwise acquire, directly or indirectly, in a single transaction or series of related transactions, (a) assets of the Company and the Company Subsidiaries (including securities of Subsidiaries, but excluding sales of assets in the ordinary course of business consistent with past practice) that account for 15% or more of the Company’s consolidated assets or from which 15% or more of the Company’s revenues or earnings on a consolidated basis are derived, (b) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of 15% or more of the outstanding Company Common Stock or any other voting or equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction or (c) any combination of the foregoing.

(h) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal which (i) is not subject to a financing condition (it being understood that the remedy of a reverse termination fee or other similar fee payable in the event that the third party submitting the Takeover Proposal does not obtain its financing shall not be deemed to be a financing condition) and (ii) is on terms which the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, to be more favorable to the holders of Company Common Stock from a financial point of view than the Transaction, taking into account, to the extent applicable, (x) any revisions to the terms of this Agreement and the Financing Letters proposed by Parent to the Company pursuant to this Section 5.2 and (y) the legal, financial, regulatory and other aspects of such Takeover Proposal (including the certainty of closing, the availability of financing and the ability of such third party to consummate the transactions contemplated by such Takeover Proposal) and this Agreement that the Company Board considers relevant; provided that for purposes of the definition of Superior Proposal, the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “80%.”

Section 5.3 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company, Parent and Purchaser shall use its respective reasonable best efforts to (i) cause the Transactions to be consummated as soon as practicable, (ii) make as promptly as practicable and advisable any required submissions and filings under applicable Antitrust Laws or any other applicable Laws with respect to the Transactions, (iii) promptly furnish information required in connection with such submissions and filing under such Antitrust Laws, (iv) keep the other parties reasonably informed with respect to the status of any such submissions and filings under Antitrust Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws, or (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws with respect to the Transactions and (v) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions as soon as practicable. For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act and the Federal Trade Commission Act and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) In furtherance and not in limitation of the foregoing: (i) each party hereto agrees to (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as soon as practicable and advisable and in any event within ten (10) Business Days after the date hereof (unless the parties otherwise agree to a different date), (B) supply as soon as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and (C) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.3 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) each party agrees to (A) supply as soon as reasonably practicable and advisable any additional information and documentary material that may be required or reasonably requested by any Governmental Authority and (B) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 5.3 as necessary to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from each Governmental Authority as soon as practicable.

(c) The Company, Parent and Purchaser shall: (i) promptly notify the other parties hereto of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication to such Person from a Governmental Authority and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a Governmental Authority, (ii) keep the others reasonably informed of any developments, meetings or discussions with any Governmental Authority in respect of any filings, investigation, or inquiry concerning the Transactions and (iii) not independently participate in any meeting or discussions with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions without giving the other party prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Each of Parent and Company may designate any non-public information provided to any Governmental Authority as restricted to “Outside Antitrust Counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information.

(d) Notwithstanding anything to the contrary set forth in this Section 5.3, in no event shall Parent, Purchaser or the Company (or any of their respective Subsidiaries or Affiliates) be required to effect or commit to effect, by consent decree, hold separate orders, trust or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of Parent, Purchaser or the Company (or any of their respective Subsidiaries or Affiliates), (ii) the termination, relinquishment, modification or waiver of existing relationships, ventures, contractual rights, obligations or other arrangements of Parent, Purchaser or the Company (or any of their respective Subsidiaries or Affiliates) or (iii) the creation of any relationships, ventures, contractual rights, obligations or other arrangements of Parent, Purchaser or the Company (or any of their respective Subsidiaries or Affiliates).

(e) In furtherance and not in limitation of the foregoing, in the event that any litigation or other administrative or judicial action or proceeding is commenced, threatened or is foreseeable with respect to the Transactions relating to any required submissions and filings under applicable Antitrust Laws or any other applicable Laws and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, each of the Company and Parent shall use reasonable best efforts to take any and all action to avoid or resolve any such litigation, action or proceeding; provided, however, that nothing in this Agreement shall require the Parent or Purchaser to (and neither the Company nor any Company Subsidiary shall without the express written consent of Parent and Purchaser) defend through litigation any claim asserted in court or administrative or other tribunal by any Person (including any Governmental Authority) in order to avoid entry of, or to have vacated or terminated, any Restraint that would prevent the Closing prior to the End Date; provided, further, that nothing in this Section 5.3(e) shall require Parent or Purchaser or the Company to take any action that would be inconsistent with the other provisions in this Section 5.3, including Section 5.3(d) and Section 5.3(f).

(f) Neither Parent nor Purchaser shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), for consideration in excess of $10,000,000 if such acquisition would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under U.S. Antitrust Laws with respect to the Transactions.

Section 5.4 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Following such initial press release, Parent and the Company shall consult and cooperate with each other as to the timing and contents, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Laws, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is feasible); provided, however, that the restrictions set forth in this Section 5.4 shall not apply to any release or public statement (a) made or proposed to be made by the Company in connection with a Takeover Proposal, a Superior Proposal or a Company Adverse Recommendation Change or any action taken pursuant thereto, in each case, in accordance with Section 5.2, or (b) in connection with any dispute between the parties regarding this Agreement or the Transactions; provided, further, that the foregoing shall not limit the ability of any party hereto to make internal announcements to their respective employees and other stockholders or, in the case of Parent, to the limited partners of each of the Sponsors and their respective advisors, as required, that are consistent in all material respects with the prior public disclosures regarding the Transactions and shall not limit the ability of the Company to make regulatory announcements and filings that are required by applicable Law. Nothing in this Agreement shall restrict or prohibit the Company, Parent or Purchaser from making any disclosure to a Governmental Authority in connection with the enforcement of any right or remedy relating to this Agreement, the other agreements contemplated hereby and the Transactions or making any regulatory filing.

Section 5.5 Access to Information; Confidentiality.

(a) Subject to applicable Laws relating to the exchange of information, from the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, the Company and Parent shall afford to the other party and its Representatives reasonable access during normal business hours to the Company’s and the Company Subsidiaries’ or Parent’s, as applicable, (i) properties, books, Contracts, Tax Returns, operating data and records and the Company and Parent shall furnish promptly to the other party such information concerning its business and properties and (ii) officers, employees and advisors, in each case, as such party may reasonably request (other than any publicly available document filed by it pursuant to the requirements of federal or state securities Laws); provided that the Company, Parent, Purchaser and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party; provided, further, that the Company and Parent shall not be obligated to provide such access or information if the Company or Parent, as applicable, determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third-party, jeopardize the protection of the attorney-client privilege (it being agreed that the Company or Parent, as applicable, shall give notice to the other party of the fact that it is withholding such information or documents, shall withhold only that portion of such information that is reasonably necessary to be withheld to not violate applicable Law, Contract or obligation and to preserve attorney-client privilege, and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive attorney-client privilege). The information provided will be subject to the terms of the amended and restated confidentiality letter agreement, dated as of November 10, 2015, between OPE DTI Holdings and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), that certain Clean Team Agreement, dated as of April 29, 2016, between OPE DTI Holdings and the Company (as it may be amended from time to time, the “Clean Team Agreement”).

(b) Without limiting the representations and warranties of the Company set forth in Article III hereof, Parent acknowledges and agrees that it (i) had an opportunity to discuss the business of the Company with the management of the Company, (ii) has had access to the books and records, facilities, contracts and other assets of the Company which it and its Representatives have requested to review, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (iv) has conducted its own independent investigation of the Company, its businesses and the Transactions.

Section 5.6 Takeover Laws. The Company and the Company Board shall each use its reasonable best efforts to (a) ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Transactions and (b) if any state takeover statute or similar statute becomes applicable to the Transactions, ensure that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions.

Section 5.7 Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall for six (6) years after the Closing Date, indemnify, defend and hold harmless each current and former director and officer of the Company and any of the Company Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses that have been reasonably incurred (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with the Company or the Company Subsidiaries occurring or alleged to have occurred before or at the Effective Time (including any Claim relating in whole or in part to the Agreement or the Transactions), in each case, to the fullest extent permitted under the Company Charter Documents and applicable Law, and the Surviving Corporation shall assume all obligations of the Company and its Subsidiaries to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in (A) the Company Charter Documents and the respective organizational documents of each of the Company Subsidiaries as currently in effect and (B) any indemnification agreements with an Indemnitee as set forth on Section 5.7(a) of the Company Disclosure Schedule, which shall in each case survive the Transactions and continue in full force and effect to the extent permitted by applicable Law. Without limiting the foregoing, at the Effective Time, the Surviving Corporation shall, for a period of six (6) years after the Closing Date, cause the articles of incorporation and bylaws of the Surviving Corporation to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Charter Documents or the applicable organizational documents of the Company Subsidiaries in effect on the date of this Agreement to the extent permitted by applicable Law, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees except as required by applicable Law.

(b) From and after the Effective Time, the Surviving Corporation shall pay and advance to an Indemnitee any expenses (including fees and expenses of legal counsel) in connection with any Claim relating to any acts or omissions covered under this Section 5.7 or the enforcement of an Indemnitee’s rights under this Section 5.7 as and when incurred to the fullest extent permitted under applicable Law; provided that the person to whom expenses are advanced provides an undertaking to repay such expenses; provided that the obligations in this sentence shall apply only to the extent required by applicable Law, the Company Charter Documents, applicable organizational documents of Subsidiaries of the Company or applicable indemnification agreements. Any determination required to be made with respect to whether an Indemnitee’s conduct complies with an applicable standard under applicable Law, the Company

Charter Documents, applicable organizational documents of Subsidiaries of the Company, or applicable indemnification agreements, as the case may be, shall be made by independent legal counsel selected by the Indemnitee and reasonably acceptable to Parent.

(c) An Indemnitee shall have the right, but not the obligation, to assume and control the defense of any Claim relating to any acts or omissions covered under this Section 5.7 with counsel selected by the Indemnitee, which counsel shall be reasonably acceptable to Parent; provided, however, that Parent (i) shall be permitted to participate in the defense of such Claim at its own expense and (ii) shall not be liable for any settlement effected without Parent’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement includes an unconditional release of each Indemnitee and the Surviving Corporation and its Affiliates from any liabilities arising out of such Claim. The Surviving Corporation shall cooperate with the Indemnitees in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested by an Indemnitee in connection therewith. Notwithstanding anything to the contrary contained in this Section 5.7 or elsewhere in this Agreement, Parent shall not (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Claim, unless such settlement, compromise, consent or termination includes an unconditional release of all of the Indemnitees covered by the Claim from all liability arising out of such Claim. Nothing in this Section 5.7(c) shall relieve Parent or the Surviving Corporation of its obligations set forth in this Section 5.7.

(d) For a period of six (6) years from the Effective Time, the Surviving Corporation shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof maintained by the Company and the Company Subsidiaries with respect to matters arising on or before the Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by Parent; provided, however, that, after the Effective Time, the Surviving Corporation shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided, further, that in lieu of the foregoing insurance coverage, the Company may purchase “tail” insurance coverage, at a cost per each year of “tail” insurance coverage no greater than 300% of the last annual premium paid by the Company prior to the date hereof, that provides coverage no materially less favorable than the coverage described above.

(e) The provisions of this Section 5.7 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of the Parent and the Surviving Corporation under this Section 5.7 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.7 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.7 applies shall be third party beneficiaries of this Section 5.7.

Section 5.8 Transaction Litigation. The Company shall give Parent the opportunity to participate in (with its own counsel), but not control, the defense or settlement of any stockholder litigation against the Company or any of the Company Subsidiaries, directors or officers relating to this Agreement or the Transactions, and the Company shall give due consideration to Parent’s advice with respect to any such litigation. The Company shall consult with Parent regarding the defense, settlement or prosecution of any stockholder litigation; provided, that (x) none of the Company, any Company Subsidiary or any of their Representatives shall compromise, settle, come to an arrangement regarding or agree to compromise, settle, or come to an arrangement regarding any stockholder litigation or consent to the same unless Parent shall have consented in writing (such consent not to be unreasonably withheld, conditioned or delayed) and (y) after receipt of the Company Stockholder Approval, the Company shall, if requested by Parent, use its reasonable best efforts to settle any unresolved stockholder litigation in accordance with Parent’s direction (it being understood that such settlement shall be conditioned on the consummation of the Merger). Each of Parent and the Company shall notify the other promptly (and in any event within 48 hours) of the commencement of any such stockholder litigation of which it has received notice.

Section 5.9 Section 16. The Company shall take all steps reasonably necessary to cause the Transactions, including any dispositions of equity securities of the Company (including derivative securities with respect to such equity securities of the Company) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.10 Employee Matters.

(a) Parent shall provide, or shall cause to be provided, to each employee of the Surviving Corporation and its Subsidiaries who continues employment with the Surviving Corporation or its Subsidiaries (“Continuing Employees”), the opportunity to receive such medical, dental, life insurance, disability, supplemental unemployment and other welfare plan benefits which are ordinarily provided to similarly-situated employees of Parent in the ordinary course of business, as may be designated by Parent in its sole discretion from time to time.

(b) The Surviving Corporation shall use reasonable best efforts to credit each Continuing Employee, for purposes of vesting, eligibility to participate and level of benefits, but not for purposes of defined benefit pension accrual, under the employee benefit and 401(k) plans of the Surviving Corporation and its Subsidiaries providing benefits to any Continuing Employee after the Effective Time (including the Company Plans or Non-U.S. Company Plan) (the “New Plans”), with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit or 401(k) plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, the

Surviving Corporation shall use reasonable best efforts to ensure that, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan or Non-U.S. Company Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, the Surviving Corporation shall use reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Continuing Employee participated immediately prior to the Effective Time. Parent shall use reasonable best efforts to cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall (i) be treated as an amendment to any Company Plan, (ii) obligate Parent or the Surviving Corporation to (A) maintain any particular benefit plan or arrangement or (B) retain the employment of any particular employee or (iii) prevent Parent or the Surviving Corporation from amending or terminating any benefit plan or arrangement.

Section 5.11 Purchaser. Parent shall take all actions necessary to cause Purchaser to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.12 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with, and subject to, the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

Section 5.13 Company Stockholders’ Meeting; Proxy Statement.

(a) As promptly as practicable following the date of this Agreement, the Company, acting through the Company Board, shall, in accordance with applicable Laws and the Company Charter Documents establish a record date (which record date shall be as soon as legally permissible) for, call, give notice of, convene and hold a meeting of the Company Stockholders (as soon as legally permissible) (the “Company Stockholders’ Meeting”) for the purpose of voting upon the approval of this Agreement in accordance with the MGBCL; provided, that the Company Stockholders’ Meeting shall be held no later than 30 days after the definitive Proxy Statement is first disseminated to the Company Stockholders (unless adjourned in accordance with the terms of this Section 5.13(a)). Subject to Section 5.2(d) hereof, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to obtain the Company Stockholder Approval at the Company Stockholders’ Meeting or any adjournment or postponement thereof, including soliciting from the Company Stockholders proxies in favor of the approval of this Agreement in accordance with the MGBCL. The Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), adjourn or postpone the Company Stockholders’ Meeting except that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholders’ Meeting, after consultation with Parent, (i) if the failure to adjourn or postpone the Company Stockholders’ Meeting would reasonably be expected to be a violation of applicable Law or for the distribution of any required supplement or amendment to the Proxy Statement, (ii) if, as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Shares represented (either in Person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or (iii) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with the Company’s outside legal counsel) is necessary or required to be filed and disseminated under applicable Laws or for the Company to comply with its obligations under Section 5.2(e); provided, however, that in the event that there are insufficient votes to obtain the Company Stockholder Approval at the Company Stockholders’ Meeting, the Company may, and upon Parent’s request the Company shall, postpone or adjourn the Company Stockholders’ Meeting up to two (2) times for up to thirty (30) days to the extent permitted by applicable Law. Notwithstanding anything to the contrary set forth in this Agreement, the Company’s obligation to establish a record date for, call, give notice of, convene and hold the Company Stockholders’ Meeting pursuant to this Section 5.13(a) shall not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission to the Company of any Takeover Proposal. The Company shall ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Laws.

(b) In connection with the Company Stockholders’ Meeting, the Company shall prepare and file with the SEC as promptly as practicable and in any event no later than ten (10) Business Days following the date of this Agreement a proxy statement, letter to stockholders, notice of meeting and form of proxy accompanying the Proxy Statement that will be provided to the Company Stockholders in connection with the solicitation of proxies for use at the Company Stockholders’ Meeting, and any schedules required to be filed with the SEC in connection therewith (collectively, as amended or supplemented, the “Proxy Statement”). The Company and Parent, as the case may be, shall furnish all information concerning the Company or Parent as the other party hereto may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. Subject to all applicable Laws, the Company shall use reasonable best efforts to cause the Proxy Statement to be cleared by the SEC and disseminated to the Company Stockholders as promptly as practicable following the filing thereof with the SEC. The Company shall provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on the Proxy Statement (including any amendments or revisions thereto) and all other materials used in connection with the Company Stockholders’ Meeting that (i) constitute “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 promulgated under the Exchange Act or (ii) are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 promulgated under the Exchange Act, in each case prior to the filing thereof with the SEC or the dissemination thereof to Company Stockholders and shall give reasonable and good faith consideration to any comments made by Parent or its counsel. The Company shall advise Parent, promptly after it receives notice thereof, of any request by the SEC or its staff for an amendment or revisions to the Proxy Statement, or comments thereon and responses thereto, or requests by the SEC or its staff for additional information in connection therewith. The Company shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments received from the SEC or its staff concerning the Proxy Statement. The Company shall cause the Proxy Statement to be mailed to its stockholders as promptly as reasonably practicable after (and in any event no later than five (5) Business Days after) the SEC’s clearance of the Proxy Statement or the lapse of any applicable waiting period during which the SEC is allowed to comment on the Proxy Statement. If at any time prior to the Company Stockholders’ Meeting, any information relating to the Company or Parent, or any of their respective directors, officers or Affiliates, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party or parties hereto, as the case may be, and an appropriate amendment or supplement to the Proxy Statement describing such information shall be promptly prepared and filed with the SEC by the Company and, to the extent required by applicable Laws, disseminated to the Company Stockholders. The Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and NASDAQ.

(c) Unless this Agreement is earlier terminated pursuant to Article VII hereof, subject to the terms of Section 5.2(d) hereof, the Company shall include in the Proxy Statement the Company Board Recommendation.

Section 5.14 Financing.

(a) Subject to the terms and conditions of this Agreement and the Financing Letters, Parent will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or reasonably proper or advisable to obtain the Financing on the terms and conditions described in the Financing Letters, and will not consent to any amendment or modification to be made to, or any waiver of any provision or remedy under (1) the Equity Funding Letters whatsoever (except to increase the amount of the Equity Financing) and (2) the Debt Commitment Letter, in the case of this clause (2), solely to the extent such amendment, modification or waiver would (i) reduce the aggregate principal amount of the Debt Financing (unless the Equity Financing is increased by a corresponding amount or Parent otherwise has available funds in an amount at least equal to such reduction), or (ii) impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Debt Financing, in the case of either clause (i) or (ii) above, in a manner that would reasonably be expected to (A) materially delay or prevent the Closing, (B) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur at the Effective Time or (C) adversely impact the ability of Parent or Purchaser to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto or the ability of Parent or Purchaser to consummate the Transactions; provided, however, that Parent and Purchaser may (i) amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, agents, syndication agents, documentation agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement, (ii) amend or otherwise modify the Debt Commitment Letter to implement any flex provisions applicable thereto or (iii) otherwise amend, modify or replace, or agree to any waivers in respect of, the Debt Commitment Letter so long as (x) such amendment, modification, replacement or waiver does not impose new terms or conditions that would reasonably be expected to materially delay or prevent the Closing, (y) the terms thereof are not less beneficial with respect to conditionality or enforcement, taken as a whole, to Parent or Purchaser than those in the Debt Commitment Letter as in effect on the date of this Agreement and (z) with respect to replacements, the replacement debt commitments otherwise satisfy the terms and conditions of an Alternative Financing set forth below. In the event of such amendment, modification, replacement or waiver of the Debt Commitment Letter as permitted by the proviso to the immediately preceding sentence, the financing under such amended, modified, replaced or waived Debt Commitment Letter will be deemed to be “Debt Financing” as such term is used in this Agreement. Parent will use its commercially reasonable efforts to (I) maintain in effect the Financing Letters (including any definitive agreements entered into in connection therewith) until the earlier of the consummation of the Transaction and the termination of this Agreement, (II) satisfy on a timely basis all conditions in the Financing Agreements and in the Equity Funding Letters applicable to Parent and Purchaser (and that are within their control) to obtaining the Financing, (III) negotiate and enter into definitive agreements with respect to the Debt Financing on terms and conditions contained in the Debt Commitment Letter (as modified, to the extent exercised, by the flex provisions applicable thereto) or otherwise consistent in all material respects with the Debt Commitment Letter, or on other terms acceptable to Parent that would not (i) reduce the aggregate principal amount of the Debt Financing (unless the Equity Financing is increased by a corresponding amount or Parent otherwise has available funds in an amount at least equal to such reduction), or (ii) impose new or additional conditions, or otherwise amend or modify any conditions, to the receipt of the Debt Financing, in the case of either clause (i) or (ii), in a manner that would reasonably be expected to materially delay or prevent the Closing (such definitive agreements, together with the Debt Commitment Letter, the “Financing Agreements”), and (IV) consummate the Financing at or prior to the Closing (which efforts shall include, making demand upon the lenders to consummate the Financing to the extent the conditions thereto have been satisfied (other than those which are dependent upon, or are to occur simultaneously with, the funding of the Financing, it being agreed that such efforts shall not require the commencement of litigation against any lenders). Upon the Company’s request, Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s and Purchaser’s efforts to obtain the Debt Financing and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to status, proposed Closing Date and material terms of the material definitive documentation for the Debt Financing. If any portion of the Financing becomes reasonably likely to be unavailable on the material terms and conditions contemplated by the applicable Financing Agreements or the Equity Funding Letters (giving effect to, to the extent exercised, the flex provisions applicable thereto), (i) Parent will promptly notify the Company and (ii) Parent will use its commercially reasonable efforts to obtain alternative financing from alternative sources in an amount sufficient to consummate the Transactions (it being understood that Parent shall have no obligation to accept any terms or conditions that are materially less favorable, taken as a whole, to Parent, Purchaser and the Company than the terms and conditions set forth in the applicable Financing

Agreements) (“Alternative Financing”) as promptly as practicable following the occurrence of such event. In such event, as applicable: (1) the terms “Financing” and “Debt Financing” as used in this Agreement will be deemed to include any such Alternative Financing, (2) the term “Debt Commitment Letter” will be deemed to include any commitment letters with respect to any such Alternative Financing and (3) the term “Financing Agreements” will be deemed to include any definitive agreement with respect to the Alternative Financing.

(b) The Company will provide to Parent, and will cause its Subsidiaries to provide, at Parent’s cost and expense as provided in Section 5.14(e), and will use commercially reasonable efforts to cause its Representatives to provide, all cooperation reasonably requested by Parent that is customary and necessary in connection with arranging, obtaining and syndicating the Debt Financing and causing the conditions in the Debt Commitment Letter and the Financing Agreements to be satisfied, including using reasonable best efforts in (i) assisting with the preparation of syndication documents and materials, including information memoranda and packages, lender and investor presentations, rating agency materials and presentations, and similar documents and materials, in connection with the Debt Financing, and providing reasonable and customary authorization letters and management representation letters to the Financing Sources authorizing the distribution of information to prospective lenders and other Financing Sources and containing customary information (all such documents and materials, collectively, the “Syndication Documents”), (ii) preparing and furnishing to Parent and the Financing Sources as promptly as practicable with all Required Information to the extent it is available to the Company and all other information and disclosures relating to the Company and the Company Subsidiaries (including their businesses, operations and financial projections) as may be reasonably requested by Parent to assist in preparation of the Syndication Documents (including execution of customary authorization and management representation letters), (iii) causing the Company’s and each of the Company Subsidiaries’ respective management teams, with appropriate seniority and expertise, to participate in (including the preparation for) a reasonable number of meetings, conference calls, presentations, road shows, due diligence sessions, drafting sessions, sessions with ratings agencies and similar sessions in connection with the Debt Financing, including direct contact between such senior management of the Company and the Company Subsidiaries and Parent’s Financing Sources and potential lenders in the Debt Financing, (iv) assisting Parent in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Debt Commitment Letter, (v) assisting in the preparation, negotiation, execution and delivery of definitive financing documents and the schedules and exhibits thereto (including any loan agreements, note purchase agreements, guarantees, collateral agreements, hedging arrangements, legal opinion, officer’s certificates and a solvency certificate of the chief financial officer of the Company in the form required by the Debt Commitment Letter), (vi) subject to any contractual agreement in effect, facilitating the pledging of collateral for the Debt Financing, including taking commercially reasonable actions necessary to permit the Financing Sources to evaluate the Company’s and the Company Subsidiaries’ real property, personal property, current assets, cash management and accounting systems, policies and procedures for the purpose of establishing collateral arrangements and establishing, as of the Effective Time, bank and other accounts and blocked account agreements and lockbox arrangements in connection with the Debt Financing, (vii) subject to any contractual agreement in effect, obtaining from the Company’s existing lenders such consents, approvals, authorizations and instruments which may be reasonably requested by Parent in connection with the Debt Financing and collateral arrangements, including customary payoff letters, lien releases, instruments of termination or discharge, (viii) preparing and delivering to Parent any supplements to the above information as may be required pursuant to the Debt Commitment Letter, (ix) furnishing Parent and its Financing Sources reasonably promptly following Parent’s written request with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that has been reasonably requested by Parent and (x) causing the taking of corporate and other actions by the Company and the Company Subsidiaries reasonably necessary to permit the consummation of the Debt Financing on the Closing Date and to permit the proceeds thereof to be made available to Parent as of the Closing Date; provided, that no such actions shall be effective prior to the Closing Date and the consummation of the Merger.

(c) The Company hereby consents to the use of the Company’s logos in connection with the Debt Financing in a form and manner mutually agreed with the Company; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company its Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries. The Company will, upon request of Parent, use its reasonable best efforts to periodically update any Required Information (to the extent it is available) to be included in any Syndication Document to be used in connection with such Debt Financing so that Parent may ensure that any such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading.

(d) Notwithstanding the requirements of Section 5.14(b), (i) solely Parent shall be responsible for provision of any post-Closing pro forma financial information, including cost savings, synergies, capitalization, ownership or other pro forma adjustments (provided, that for the avoidance of doubt, the Company shall provide Parent with financial and other information relating to the Company and the Company Subsidiaries reasonably requested by Parent to allow Parent to prepare such pro forma financial information) and any financial projections of the Company for and after the Effective Time, (ii) neither the Company nor any of the Company Subsidiaries or their respective Representatives shall be required to enter into any certificate, document, agreement or instrument which will be effective prior to the Effective Time, (iii) nothing herein shall require cooperation contemplated thereby to the extent it would interfere unreasonably with the business or operations of the Company or any of the Company Subsidiaries, (iv) none of the Company or any of the Company Subsidiaries will be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing prior to the Effective Time, and (v) nothing herein shall require cooperation or assistance from a Company director, officer or employee to the extent such Company director, officer or employee is reasonably likely to incur any personal financial liability by providing such cooperation or assistance that will not be repaid or reimbursed in full by the Parent.

(e) Parent will, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of the Company Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by Section 5.14(b), on the earlier of the Effective Time or termination of this Agreement in accordance with Article VII (Termination). Parent will indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims and reasonable and documented costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 5.14) and any information used in connection therewith, except with respect to any information relating to the Company provided in writing by the Company or any of the Company Subsidiaries.

(f) Parent and Purchaser acknowledge and agree that the obtaining of Financing, or any Alternative Financing, is not a condition to Closing.

Section 5.15 Actions with Respect to Existing Indebtedness; Other Items. In connection with the Closing, and subject to the consummation of the transactions contemplated hereby, Parent shall make available, and pay to, the Company for payment to the lenders under the Company Credit Agreement the full outstanding amount due under the Company Credit Agreement, together with any accrued interest and cash collateral thereon and all fees and other obligations of the Company accrued under the Company Credit Agreement (including any prepayment premiums, penalties, breakage costs, termination payments and similar obligations) (the “Loan Payoff Amount”). Subject to Parent’s compliance with the previous sentence, the Company shall pay the Loan Payoff Amount to the lenders under the Company Credit Agreement and terminate such agreement, all on the Closing Date. Unless otherwise agreed in writing between Parent and the Company, the Company shall deliver the required prepayment and commitment termination notices to the administrative agent in accordance with the applicable provisions of the Company Credit Agreement, which notices shall be conditioned upon the effectiveness of a credit facility to be provided by Parent to the Company. The Company shall deliver to Parent (a) payoff letters (including customary lien releases or authority to file such releases) in a form reasonably acceptable to Parent with respect to the payment of the Loan Payoff Amount and (b) the items set forth on Schedule 5.15 of the Company Disclosure Schedule (each in a form reasonably acceptable to Parent), in each case, at least two (2) Business Days prior to the Closing Date.

Section 5.16 Successors and Assigns. Following the Effective Time, in the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Article V.

Section 5.17 Stock Exchange De-Listing. Prior to the Effective Time, each of Parent and the Company shall take such actions reasonably required to cause the Shares to be de-listed from the NASDAQ and de-registered under the Exchange Act as soon as practicable following the Effective Time.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law by each party in writing) on or prior to the Closing Date of the following conditions:

(a) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

(b) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(c) Regulatory Approval. All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(d) No Governmental Proceedings. No proceeding by a Governmental Authority shall be pending before any Governmental Authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 6.2 Additional Conditions to the Obligations of Parent and Purchaser to Effect the Merger. The respective obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction (or waiver, if permissible under applicable Law by Parent in writing) on or prior to the Closing Date of the following conditions:

(a) Accuracy of Representations.

(i) Each of the representations and warranties of the Company set forth in this Agreement, other than the representations and warranties of the Company set forth in Section 3.1 (Organization, Standing and Corporate Power), Section 3.2 (Capitalization), Section 3.3 (Authority; Noncontravention), Section 3.16 (Anti-Takeover Provisions) and Section 3.22 (Brokers and Other Advisors), disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not result in a Company Material Adverse Effect.

(ii) Each of the representations and warranties of the Company set forth in Section 3.1 (Organization, Standing and Corporate Power), Section 3.3 (Authority; Noncontravention), Section 3.16 (Anti-Takeover Provisions) and Section 3.22 (Brokers and Other Advisors), disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date).

(iii) The representations and warranties of the Company set forth in Section 3.2 (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representations and warranties expressly speak as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except that (A) any inaccuracies in the representations and warranties set forth in Section 3.02(a) that in the aggregate do not cause the Aggregate Merger Consideration required to be paid by Parent hereunder to effectuate the Merger to increase by $250,000 or more will be disregarded and (B) any inaccuracies in the representations and warranties set forth in Section 3.2(b), (c) and (d) that are in the aggregate de minimus in nature will be disregarded.

(b) Performance of Covenants. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would result in a Company Material Adverse Effect.

(d) Certificate. Parent shall have received a certificate executed by an authorized officer of the Company confirming that the conditions set forth in clauses “(a),” “(b)” and “(c)” of this Section 6.2 have been duly satisfied.

(e) Maximum Indebtedness. The aggregate Indebtedness of the Company shall be no greater than $400,000,000.

Section 6.3 Additional Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to consummate the Merger is subject to the satisfaction (or waiver, if permissible under applicable Law, by the Company in writing) on or prior to the Closing Date of the following conditions:

(a) Accuracy of Representations. Each of the representations and warranties of Parent and Purchaser set forth in this Agreement, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

(b) Performance of Covenants. Each of Parent and Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Certificate. The Company shall have received a certificate executed by an authorized officer of Parent confirming that the conditions set forth in clauses “(a)” and “(b)” of this Section 6.3 have been duly satisfied.

ARTICLE VII

TERMINATION

Section 7.1 Termination. Notwithstanding the prior approval of this Agreement by the Company Stockholders (except with respect to Section 7.1(c)(ii) and Section 7.1(d)(ii)) in accordance with the MGBCL, this Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Company and Parent; or

(b) by either of the Company or Parent upon written notice to the other party:

(i) if the Effective Time shall not have occurred on or before November 23, 2016 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the End Date was primarily due to the failure of such party to perform any of its material obligations under this Agreement;

(ii) if any Restraint having the effect set forth in Section 6.1(a) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement or if such party shall have failed to materially comply with its obligations under Section 5.3; or

(iii) if a meeting of the Company Stockholders is duly convened (or at any adjournment or postponement thereof) and the Company Stockholder Approval is not obtained by reason of the failure to obtain the required vote upon a final vote taken at the Company Stockholders’ Meeting; or

(c) by Parent at any time prior to the Effective Time, upon written notice to the Company:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of any condition set forth in Section 6.2, and (B) cannot be cured by the Company by the End Date or, if capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Parent stating the Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in a failure of a condition set forth in Section 6.1 or Section 6.2; or

(ii) at any time prior to the receipt of the Company Stockholder Approval contemplated by Section 6.1(b), if the Company Board (or a duly authorized committee thereof) shall have effected a Company Adverse Recommendation Change; or

(d) by the Company at any time prior to the Effective Time, upon written notice to Parent:

(i) if Parent or Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) has resulted in a Parent Material Adverse Effect and (B) cannot be cured by Parent or Purchaser by the End Date or, if capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in a failure of a condition set forth in Section 6.1 or Section 6.3;

(ii) at any time prior to the receipt of the Company Stockholder Approval, in order to enter into a transaction that is a Superior Proposal, in accordance with Section 5.2; provided that the Company, substantially concurrently with such termination pays or causes to be paid, the Termination Fee contemplated in Section 7.3 (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions); it being understood that the Company may enter into any transaction that is a Superior Proposal simultaneously with the termination of this Agreement pursuant to this Section 7.1(d)(ii); or

(iii) if after the completion of the Marketing Period (A) the conditions set forth in Section 6.1 and Section 6.2 (other than those conditions that by their nature are to be satisfied at the Closing, provided that each such condition is then capable of being satisfied at a Closing on such date) have been satisfied, (B) Parent and Purchaser failed to consummate the Merger by the time set forth in Section 1.2, (C) the Company confirmed to Parent in writing that all conditions set forth in Section 6.3 have been satisfied (or that it is willing to waive any unsatisfied conditions set forth in Section 6.3) and that it stands and will stand ready, willing and able to consummate the Merger at such time, (D) the Company shall have given Parent written notice at least three (3) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(iii) and the basis for such termination and (E) the Closing shall not have been consummated by the end of such three (3) Business Day period.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 5.4, Section 5.14(d), Section 5.14(e), this Section 7.2 and Section 7.3, Article VIII and the last sentence of Section 5.5(a), all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Purchaser or the Company or their respective directors, officers and Affiliates hereunder; provided, however, that, subject to Section 7.3 and Section 8.9(d) (including the limitations on liability contained therein), none of Parent, Purchaser or the Company shall be relieved or released from any liabilities or damages arising out of any intentional and material breach of this Agreement that occurs prior to termination of this Agreement in accordance with Section 7.1. Each of the Confidentiality Agreement and the Clean Team Agreement shall survive in accordance with their terms following the termination of this Agreement.

Section 7.3 Termination Fee.

(a) In the event that this Agreement is terminated (x) by Parent or the Company pursuant to Section 7.1(b)(iii) or (y) by Parent pursuant to Section 7.1(c)(i), then the Company shall pay to or as directed by Parent all of the Expenses of Parent, Purchaser and their respective Subsidiaries, Affiliates and Representatives in an amount not to exceed $5,500,000 in the aggregate (the “Parent Expenses”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, prior to or substantially concurrently with the termination of this Agreement. To the extent a Termination Fee becomes payable, any payment previously made pursuant to this Section 7.3(a) shall be credited against such obligation of the Company to pay the Termination Fee.

(b) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), the Company shall promptly pay or cause to be paid to or as directed by Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, prior to or substantially concurrently with, and as a condition to the effectiveness of, the termination of this Agreement.

(c) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), the Company shall pay or cause to be paid to or as directed by Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent within five (5) Business Days of such termination.

(d) In the event that this Agreement is terminated (i) (A) by Parent or the Company pursuant to Section 7.1(b)(i), (B) by the Company or Parent pursuant to Section 7.1(b)(iii) or (C) by Parent pursuant to Section 7.1(c)(i), (ii) prior to such termination, a Takeover Proposal shall have been publicly disclosed after the date hereof and not publicly withdrawn prior to the date of such termination, and (iii) within twelve (12) months of the date this Agreement is terminated, the Company consummates the transactions contemplated by such

Takeover Proposal (provided that for purposes of clause (iii) of this Section 7.3(d), the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%”), then the Company shall pay or cause to be paid to or as directed by Parent the Termination Fee (less the amount of any Parent Expenses previously paid to Parent pursuant to Section 7.3(a), if any), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, on the date of consummation of such transaction. If, in order to collect the Termination Fee or any Parent Expenses pursuant to Sections 7.3(a), (b), (c) or this Section 7.4(d), Parent commences a proceeding, claim, suit, arbitration or action that results in a judgment in favor of Parent for the payment of the Termination Fee or any Parent Expenses, the Company will pay to Parent all of Parent’s reasonable and documented attorneys’ fees and expenses and other costs and expenses incurred in connection with such proceeding, claim, suit, arbitration or action.

(e) In the event that this Agreement is terminated by (i) the Company pursuant to Section 7.1(d)(iii) or (ii) the Company or Parent pursuant to Section 7.1(b)(i) if, at the time of such termination, the Company would have been entitled to terminate this Agreement pursuant to Section 7.1(d)(iii), Parent shall pay or cause to be paid to the Company the Parent Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by the Company within five (5) Business Days of such termination. If, in order to collect the Parent Termination Fee, the Company commences a proceeding, claim, suit, arbitration or action that results in a judgment in favor of the Company for the payment of the Parent Termination Fee, Parent will pay to the Company all of the Company’s reasonable and documented attorneys’ fees and expenses and other costs and expenses incurred in connection with such proceeding, claim, suit, arbitration or action.

(f) Subject to the Company’s right to specific performance in accordance with, and subject to the limitations of, Section 8.9, notwithstanding anything else in this Agreement, the Company acknowledges and agrees on behalf of itself, its Affiliates and the Company Stockholders, that in the event that the Company receives full payment of the Parent Termination Fee pursuant to Section 7.3(e) in circumstances where the Parent Termination Fee is owed: (i) the Parent Termination Fee shall constitute the sole and exclusive remedy of the Company, its Affiliates and the Company Stockholders, (ii) the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, its Affiliates and the Company Stockholders in connection with this Agreement and the Equity Funding Letters (and the termination of any of the foregoing), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination (or for any breach or failure to perform hereunder or otherwise (in each case, whether willfully, intentionally, unintentionally or otherwise)), and (iii) Parent, Purchaser and any of their respective Subsidiaries and Affiliates or any of the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, direct or indirect equityholders or Representatives of any of the foregoing (collectively, but excluding Parent and Purchaser, the “Parent Related Parties”) shall not have any further liability, whether pursuant to a claim in contract or tort, at law or in equity or otherwise, to the Company, any of its Affiliates or the Company Stockholders under this Agreement or the Equity Funding Letters (and the termination of any of the foregoing), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination.

(g) For purposes of this Agreement, “Termination Fee” shall mean an amount equal to $15,000,000.

(h)

(i) Notwithstanding the foregoing, in no event shall Parent be required to pay (or cause to be paid) the Parent Termination Fee referred to in this Section 7.3 (i) on more than one occasion or (ii) if, at the time this Agreement is terminated by Parent, this Agreement could have been terminated by the Company pursuant to Section 7.1(b)(ii) or Section 7.1(d)(i), but, for the avoidance of doubt, the Company shall in such circumstances be entitled, subject to Section 8.9, to seek such remedies to which it is entitled under, and subject to, the terms of this Agreement.

(ii) Notwithstanding the foregoing, in no event shall the Company be required to pay the Termination Fee referred to in this Section 7.3 (x) on more than one occasion or (y) if, at the time this Agreement is terminated by the Company, this Agreement could have been terminated by Parent pursuant to Section 7.1(b)(ii) or Section 7.1(c)(i), and the payment of the Termination Fee shall be the sole and exclusive remedy available to Parent and Purchaser with respect to this Agreement and the Transactions in the event any such payment becomes due and payable pursuant to and in accordance with this Section 7.3. Notwithstanding the foregoing, upon payment of the Termination Fee, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives) shall have no further liability to Parent and Purchaser under this Agreement

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance in whole or in part after the Effective Time. The Confidentiality Agreement and the Clean Team Agreement shall (a) survive termination of this Agreement in accordance with their terms and (b) terminate as of the Effective Time.

Section 8.2 Fees and Expenses. Except as provided in Section 7.3, whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the party incurring or required to incur such fees or expenses.

Section 8.3 Amendment or Supplement. At any time prior to the Effective Time, subject to Section 5.7, this Agreement may be amended or supplemented in any and all respects, but only by written agreement of the parties hereto executed by duly authorized officers of the respective parties; provided, however, that after the Company Stockholder Approval has been obtained, if applicable, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the Company Stockholders without such approval. In the event that any party seeks an amendment to or waiver of this Section 8.3 (Amendment or Supplement), Section 8.7 (Entire Agreement; Third-Party Beneficiaries), Section 8.8 (Governing Law; Jurisdiction), Section 8.10 (WAIVER OF JURY TRIAL) or Section 8.13 (Non-Recourse) that is adverse to any Financing Source or any party providing Equity Financing, the prior written consent of such party shall be required before any such amendment or waiver may become effective

Section 8.4 Waiver. At any time prior to the Effective Time, any party may, subject to applicable Laws and subject to the last sentence of Section 8.3, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions; provided, however, that after the Company Stockholder Approval has been obtained, if applicable, there shall be made no waiver that by Law (including the relevant rules of NASDAQ) requires further approval by the Company Stockholders without the further approval of such stockholders. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Parent or Purchaser may assign any or all of their rights, interests and obligations under this Agreement to any Financing Source for purposes of creating a security interest herein or otherwise assigning this Agreement as collateral in respect of such Debt Financing without the consent of the Company. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.5 shall be null and void.

Section 8.6 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties.

Section 8.7 Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule and the Parent Disclosure Schedule, and the exhibits hereto, together with the other instruments referred to herein, including the Confidentiality Agreement and the Clean Team Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for (i) from and after the Effective Time, the rights of the Company Stockholders and holders of Options and Restricted Stock to receive the payments provided for in Article II herein at the Effective Time and (ii) the provisions of Section 5.7 and Section 7.3(f), are not intended to and shall not confer upon any

Person other than the parties hereto any rights or remedies hereunder. Notwithstanding anything in the foregoing to the contrary, each Financing Source is an express third-party beneficiary of Section 8.3 (Amendment or Supplement), this Section 8.7 (Entire Agreement; Third-Party Beneficiaries), Section 8.8 (Governing Law; Jurisdiction), Section 8.10 (WAIVER OF JURY TRIAL) and Section 8.13 (Non-Recourse).

Section 8.8 Governing Law; Jurisdiction.

(a) This Agreement, the Transactions and negotiation, execution, performance and enforcement of this Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of Missouri (the “Missouri Law Matters”): the Merger, the rights provided for in Sections 351.447 and/or 351.455 (as applicable) with respect to Dissenting Shares, the fiduciary or other duties of the Company Board and the internal corporate affairs of the Company.

(b) Each of the parties hereto hereby agrees that (i) all actions and proceedings arising out of or relating to this Agreement, the Transactions and the negotiation, execution, performance and enforcement of this Agreement shall be heard and determined in the Supreme Court of the State of New York, New York County, or, if such court lacks subject matter jurisdiction, the United States District Court for the Southern District of New York, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided, that each of the parties hereto agrees that (i) all actions and proceedings arising out of or relating to the Missouri Law Matters shall be heard and determined in the Circuit Courts of Jackson County in the State of Missouri, or if such court lacks subject matter jurisdiction, the United States District Court for the Western District of Missouri, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 8.8 in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article VIII. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

(d) Notwithstanding anything herein to the contrary, each party acknowledges and irrevocably agrees (i) that any action or proceeding, whether in contract or tort, at law or in equity or otherwise, involving any Financing Source or any party providing Equity Financing arising out of, or relating to, the transactions contemplated hereby, the Debt Commitment Letter, the Debt Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof) and each party submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court and agrees not to bring (or permit any of its Affiliates to bring or support anyone else in bringing) any such action or proceeding in any other court, (ii) to waive and hereby waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action or proceeding in any such court and (iii) that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Section 8.9 Specific Enforcement; Limitations on Liability.

(a) The parties agree that, subject to the provisions of this Section 8.9, immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, if for any reason Parent, Purchaser or the Company shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity; provided, that the Company shall only be entitled to enforce or seek to enforce specifically Parent’s or Purchaser’s obligation to cause all or any portion of the Equity Financing to be funded (whether under this Agreement or the Equity Funding Letters) or otherwise cause Parent or Purchaser to consummate the Merger, the Financing or the other transactions contemplated hereby (including the obligation to pay the aggregate Merger Consideration) if: (i) the conditions set forth in Section 6.1 and Section 6.2 (other than those to be satisfied at the Closing itself, each of which shall be capable of being satisfied, and shall in fact be satisfied, at the Closing) have been satisfied and remain satisfied at the time when Closing would have occurred but for the failure of the Financing to be funded, (ii) Parent and Purchaser have failed to consummate the Merger by the date the Merger is required to have occurred pursuant to Section 1.2, (iii) the Debt Financing is available to be funded at the Closing and has been funded or will be funded if the Equity Financing is funded and (iv) the Company has irrevocably confirmed to Parent in writing that if specific performance is granted and the Financing is funded, then the Closing will occur.

(b) Notwithstanding anything in this Agreement to the contrary, while the Company may seek (i) specific performance, subject in all respects to this Section 8.9, and (ii) payment of the Parent Termination Fee, if, as and when payable pursuant to Section 7.3(e), under no circumstances shall the Company, directly or indirectly, be permitted or entitled to receive (A) both a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Funding Letters), or to cause Parent or Purchaser to consummate the Merger, the Financing or the other transactions contemplated hereby (including the obligation to pay the Merger Consideration) or other equitable relief, on the one hand, and payment of any monetary damages whatsoever or the payment of all or a portion of the Parent Termination Fee, on the other hand, or (B) both payment of any monetary damages, on the one hand, and payment of all or any portion of the Parent Termination Fee, on the other hand. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause all or any portion of the Equity Financing to be funded (whether under this agreement or the Equity Funding Letters) or cause Parent or Purchaser to consummate the Merger or the other transactions contemplated hereby (including the obligation to pay the Merger Consideration) if all, substantially all, or any material portion of, the Debt Financing has not been funded or will not be funded at Closing even if the Equity Financing is funded at Closing.

(c) Notwithstanding anything in this Agreement to the contrary, the maximum aggregate liability of Parent and Purchaser for monetary damages in connection with this Agreement (including, for the avoidance of doubt, under Section 7.2, Section 7.3 or Section 8.9(b)), the Equity Funding Letters and/or the transactions contemplated hereby shall be limited to $30,000,000.

(d) Notwithstanding anything in this Agreement to the contrary, the maximum aggregate liability of the Company for monetary damages in connection with this Agreement and/or the transactions contemplated hereby shall be limited to $15,000,000.

Section 8.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER IN CONTRACT OR TORT, AT LAW OR IN EQUITY OR OTHERWISE) BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY AGREEMENT CONTEMPLATED HEREBY, THE TRANSACTIONS AND THE NEGOTIATION, EXECUTION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED HEREBY, INCLUDING WITH RESPECT TO ANY PROCEEDING THAT INVOLVES THE FINANCING SOURCES.

Section 8.11 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) or by electronic mail to the parties at the following addresses:

If to Parent or Purchaser, to:

Document Technologies, LLC

Two Ravinia Drive

Suite 850

Atlanta, Georgia 30346

Attention: John W. Davenport, Jr. (jdavenportjr@dtiglobal.com)

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Douglas P. Warner (douglas.warner@weil.com)

                 Peter Feist (peter.feist@weil.com)

and

Bryan Cave LLP

One Atlantic Center, Fourteenth Floor

1201 West Peachtree Street, NW

Atlanta, Georgia 30309-3488

Attention: Louis C. Spelios (louis.spelios@bryancave.com)

and

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

Attention: John Reiss (jreiss@whitecase.com)

                 Carolyn Vardi (cvardi@whitecase.com)

If to the Company, to:

Epiq Systems, Inc.

501 Kansas Avenue

Kansas City, KS 66105-1103

Attention: General Counsel (jrothman@epiqsystems.com)

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention: Richard W. Porter, P.C. (richard.porter@kirkland.com)

                 Robert M. Hayward, P.C. (robert.hayward@kirkland.com)

or such other address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt; provided, that notices, requests or other communications provided by electronic mail shall be deemed received upon delivery. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.12 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.13 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or Affiliate of any party hereto or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) or, in the case of Parent, any Parent Related Party, shall have any liability (whether in contract, tort or any other theory of liability) for any obligations or liabilities arising under, in connection with or related to this Agreement or the other Transaction Agreements or for any claim based on, in respect of, or by reason of, the Transactions; provided, however, that nothing in this Section 8.13 shall limit any liability of the parties to this Agreement. Notwithstanding anything to the contrary herein, each party hereto agrees, on behalf of itself and its respective Affiliates, that none of the Financing Sources shall have any liability or obligation to the Company or its Affiliates relating to this Agreement or any of the Transactions (including the Debt Financing).

Section 8.14 Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement (which need not prohibit the making of a Takeover Proposal); provided that only a confidentiality agreement that contains provisions that are substantially similar to and no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (other than that it need not prohibit the making of a Takeover Proposal), with any changes thereto as reasonably necessary to give effect to the identity of the party, shall be deemed an Acceptable Confidentiality Agreement.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble.

“Aggregate Merger Consideration” shall have the meaning set forth in Section 2.2(a).

“Alternative Financing” shall have the meaning set forth in Section 5.14(a).

“Antitrust Laws” shall have the meaning set forth in Section 5.3(a).

“Balance Sheet” shall have the meaning set forth in Section 3.7(a).

“Balance Sheet Date” shall have the meaning set forth in Section 3.7(a).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).

“Book-Entry Shares” shall have the meaning set forth in Section 2.1(c).

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Certificate” shall have the meaning set forth in Section 2.1(c).

“Claim” shall have the meaning set forth in Section 5.7(a).

“Clayton Act” shall mean the Clayton Act of 1914.

“Clean Team Agreement” shall have the meaning set forth in Section 5.5(a).

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall have the meaning set forth in Section 2.2(g).

“Company” shall have the meaning set forth in the Preamble.

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 5.2(c).

“Company Board” shall mean the board of directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in Section 3.3(d).

“Company Charter Documents” shall mean the articles of incorporation and bylaws of the Company, in each case as amended, restated, supplemented or otherwise modified to the date of this Agreement.

“Company Credit Agreement” shall mean that certain Credit Agreement dated as of August 27, 2013, as amended on March 26, 2014, January 26, 2015 and April 30, 2015 and as may be further amended, restated, supplemented or modified from time to time, among the Company and the domestic subsidiaries named therein as guarantors, a syndicate of banks and institutional investors as lenders, KeyBank National Association as the LC issuer, swing line lender, and administrative agent.

“Company Common Stock” shall have the meaning set forth in Section 2.1.

“Company Disclosure Schedule” shall have the meaning set forth in the Article III Preamble.

“Company Financial Advisor” shall have the meaning set forth in Section 3.21.

“Company IT Systems” means the Software, computer systems, servers, hardware, network equipment, databases, websites and other information technology systems that are used in connection with the operation of the business of the Company or any of the Company Subsidiaries, whether owned, leased or licensed by the Company or any of the Company Subsidiaries.

“Company Material Adverse Effect” shall mean any condition, change, event, occurrence, development, circumstance or effect that, individually or in the aggregate with other conditions, changes, events, occurrences, developments, circumstances or effects, has had or is reasonably likely to have (a) a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries taken as a whole; other than any condition, change, event, occurrence or effect, directly or indirectly, arising out of, resulting from or relating to the following: (i) any condition, change, event, occurrence, development, circumstance or effect in any of the principal industries or markets in which the Company or the Company Subsidiaries operates; (ii) any enactment of, change in, or change in interpretation of, any Law or GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which the Company or any of the Company Subsidiaries conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (v) the announcement or pendency of the Transaction, including by reason of the identity of Parent or any communication by Parent regarding the plans or intentions of Parent with respect to the conduct of the business of the Company or any of its Subsidiaries and including the impact of any of the foregoing on any relationship, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, employees or regulators; (vi) any action taken pursuant to the express terms of this Agreement or with the consent or at the direction of Parent or Purchaser; (vii) any change in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect); and (viii) any failure by the Company or the Company Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to the Company or any of the Company Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such changes may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), to the extent, in each case of clauses (i) through (iv), that such condition, change, event, occurrence, development, circumstance or effect does not affect the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the business and industries in which the Company and the Company Subsidiaries operate and conduct business; or (b) would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Transactions.

“Company Material Contract” shall have the meaning set forth in Section 3.18(a).

“Company Pension Plan” shall have the meaning set forth in Section 3.12(c).

“Company Permits” shall have the meaning set forth in Section 3.10(a).

“Company Plans” shall mean (a) each material “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) that the Company or any of the Company Subsidiaries sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of the Company Subsidiaries could reasonably be expected to have any material liability, whether contingent or otherwise and (b) each other material employee benefit plan, program or arrangement, whether written or unwritten, including any stock option, stock purchase, stock appreciation right, or other stock or stock-based incentive, cash bonus or incentive, compensation, retirement or deferred compensation, supplemental retirement, profit sharing, unemployment, severance, retention, employment, health or medical benefit, employee assistance, disability, post-employment or retirement benefit (including defined benefit pension, health or medical) plan, program, agreement or arrangement, for any current or former employee or director of, or other individual service provider to, the Company or any of the Company Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that the Company, any of the Company Subsidiaries or any ERISA Affiliate sponsors, maintains, participates in, is a party or contributes to, or with respect to which the Company or any of the Company Subsidiaries has any material liability, whether contingent or otherwise, other than a Non-U.S. Company Plan.

“Company Preferred Stock” shall have the meaning set forth in Section 3.2(a).

“Company SEC Documents” shall have the meaning set forth in Section 3.5.

“Company Series A Preferred Stock” shall have the meaning set forth in Section 3.2(a).

“Company Software” shall mean all Software owned by the Company or one of the Company Subsidiaries that is material to the operation of the business of the Company.

“Company Stock Plans” shall mean, collectively, the Amended and Restated 2004 Equity Incentive Plan and the Epiq Systems, Inc. 2015 Inducement Award Plan, together with the Contingent Grants (as defined in Section 3.2 of the Company Disclosure Schedule).

“Company Stockholders” shall mean the stockholders of the Company.

“Company Stockholder Approval” shall have the meaning set forth in Section 3.3(b).

“Company Stockholders’ Meeting” shall have the meaning set forth in Section 5.13(a).

“Company Subsidiary” shall have the meaning set forth in Section 3.1(b).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.5(a).

“Contract” shall mean any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement.

“Continuing Employee” shall have the meaning set forth in Section 5.10(a).

“Data Protection Laws” shall mean all Laws relating to privacy, data security and breach notification, including with respect the collection, usage, disclosure, transfer, sharing, retention, destruction, disposal of or other processing of Personal Data and User Data.

“Debt Commitment Letter” shall have the meaning set forth in Section 4.6(a).

“Debt Financing” shall have the meaning set forth in Section 4.6(a).

“Dissenting Shares” shall have the meaning set forth in Section 2.3.

“Dissenting Stockholder” shall have the meaning set forth in Section 2.3.

“Effective Time” shall have the meaning set forth in Section 1.3.

“End Date” shall have the meaning set forth in Section 7.1(b)(i).

“Environmental Laws” shall mean all Laws relating to occupational safety or health, pollution or protection of the environment or protection of natural resources, including Laws relating to the exposure to, or Releases or threatened Releases of, Hazardous Materials, as the foregoing are enacted and in effect on or prior to Closing.

“Equity Financing” shall have the meaning set forth in Section 4.6(a).

“Equity Funding Letter” shall have the meaning set forth in Section 4.6(a).

“Equity Interest” shall mean any share, capital stock, partnership, member or similar interest in any Person and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing.

“Equity Investor” shall have the meaning set forth in the recitals.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company is treated as a single employer under Section 414 of the Code.

“Exchange Act” shall have the meaning set forth in Section 3.4.

“Expenses” shall mean all reasonable and documented out-of-pocket expenses and fees (including fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Merger) incurred by or at the direction of Parent,

Purchaser and/or their respective Subsidiaries, Affiliates and Representatives in connection with or related to the authorization, preparation, negotiation, execution, implementation and performance of this Agreement, the filing of any required notices under applicable regulations and all other matters related to the authorization, preparation, negotiation, implementation and performance of the Transactions.

“Federal Trade Commission Act” shall mean the Federal Trade Commission Act of 1914.

“Filed Company SEC Documents” shall have the meaning set forth in the Article III Preamble.

“Financing” shall have the meaning set forth in Section 4.6(a).

“Financing Agreements” shall have the meaning set forth in Section 5.14(a).

“Financing Letters” shall have the meaning set forth in Section 4.6(a).

“Financing Source” shall mean, in its capacity as such, any lender, purchaser, noteholder or other debt financing source providing a commitment pursuant to the Debt Commitment Letter or any Financing Agreement (or any other commitment letter or definitive agreement in connection with any Alternative Financing) and their respective Affiliates, and such lender’s, purchaser’s, noteholder’s or other debt financing source’s (and their respective Affiliates’) equityholders, members, employees, officers, directors, attorneys, agents, advisors or Representatives.

“Fraud and Bribery Laws” shall have the meaning set forth in Section 3.10(b).

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any federal, state or local, domestic, foreign or multinational government, court, regulatory or administrative agency, commission, arbitration, authority or other governmental instrumentality.

“Hazardous Materials” shall mean any material, substances or waste that is regulated under any Environmental Law because of its hazardous or dangerous properties or characteristics.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” shall mean, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person: (i) for borrowed money (including obligations in respect of drawings under overdraft facilities), (ii) evidenced by notes, bonds, debentures or similar contracts or agreements, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practices), (iv) under capital leases (in accordance with GAAP) or synthetic leases, (v) in respect of outstanding letters of credit and bankers’ acceptances, but only to the extent drawn or called prior to the Effective Time, (vi) for contracts or agreements relating to interest rate, currency rate or commodity protection, swap agreements, collar agreements and similar hedging agreements or (vii) guaranteeing any obligations of any other Person (other than the Company or any of the Company Subsidiaries) of the type described in the foregoing clauses (i) through (vi), and all obligations of the type referred to in clauses (i) through (vii) of the other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnitees” shall have the meaning set forth in Section 5.7(a).

“Insurance Policies” shall have the meaning set forth in Section 3.19.

“Intellectual Property” shall mean, all right, title and interest in any intellectual property, in any and all jurisdictions throughout the world, including all (i) patents, patent applications, and all extensions, divisions, continuations, continuations-in-part, reexaminations and reissues thereof, (ii) trademarks, trade names, service marks, logos, corporate names, internet domain names, and any applications for registration, renewals and extensions of any of the foregoing, together with all goodwill associated with each of the foregoing, (iii) registered and unregistered copyrights, including copyrights in computer software, mask works and databases, (iv) trade secrets and other proprietary know-how, and (v) all other intellectual property rights arising from or relating to Software or technology.

“Investments” shall have the meaning set forth in Section 3.2(c).

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge” shall mean, (a) in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.14 of the Company Disclosure Schedule after reasonable inquiry of their respective direct reports and (b) in the case of Parent and Purchaser, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.14 of the Parent Disclosure Schedule after reasonable inquiry of their respective direct reports.

“Laws” shall have the meaning set forth in Section 3.10.

“Lease Agreement” shall have the meaning set forth in Section 3.17(b).

“Leased Real Property” shall have the meaning set forth in Section 3.17(b).

“Lien” shall mean any pledge, lien, charge, mortgage, deed of trust, license, restriction, hypothecation, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, encumbrance, option to purchase or lease or otherwise acquire any interest, and security interest of any kind or nature whatsoever.

“Loan Payoff Amount” shall have the meaning set forth in Section 5.15.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement, commencing upon receipt of the Required Information; provided that the Marketing Period” shall be deemed not to have commenced if, on or prior to the completion of any such fifteen (15) consecutive Business Day period, (a) the Company’s independent accountant shall have withdrawn its audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless, at the earliest, and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company and its Subsidiaries for the applicable periods by the independent accountant or another independent public accounting firm reasonably acceptable to Parent; or (b) the Company shall have indicated its intent to restate any financial statements included in the Required Information, in which case the Required Information shall only be deemed as received for purposes of the “Marketing Period” on the date (if any) that (x) such restatement has been completed and the applicable financial statements have been amended and delivered to Parent or (y) the Company has provided written notice to Parent that it has concluded that no restatement shall be required; provided, further, that (x) if such consecutive Business Day period has not ended on or prior to August 19, 2016, then it will not commence until September 6, 2016 and (y) neither November 24, 2016 nor November 25, 2016 shall be considered a Business Day for the purposes of determining such consecutive Business Day period (it being understood that each such day shall be disregarded for purposes of calculating the consecutive Business Days constituting the Marketing Period). If the Company in good faith reasonably believes that it has delivered the Required Information, it may deliver to Parent written notice to that effect (stating when it believes it completed the applicable delivery), in which case the Required Information shall be deemed to have been delivered on the date of the applicable notice, in each case unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information and, within 3 Business Days after receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity the Required Information that has not been delivered).

“Merger” shall have the meaning set forth in the recitals.

“Merger Consideration” shall have the meaning set forth in Section 2.1(c).

“MGBCL” shall have the meaning set forth in the recitals.

“Missouri Law Matters” shall have the meaning set forth in Section 8.8(a).

“NASDAQ” shall mean The NASDAQ Stock Market LLC.

“New Plans” shall have the meaning set forth in Section 5.10(b).

“Non-U.S. Company Plan” means all material employee benefit plans which are similar to Company Plans but are maintained primarily for the benefit of employees whose services for the Company or any Company Subsidiary are exclusively or primarily performed outside of the United States, but other than any plan or arrangement maintained by or to which contributions are required by any Governmental Authority.

“Notice of Superior Proposal” shall have the meaning set forth in Section 5.2(e).

“Off-the-Shelf Software” means any Software that is generally available to the public through retail stores or commercial distribution channels and licensed to the Company or the Company Subsidiaries pursuant to standard terms and conditions for an aggregate license fee of less than $100,000.

“Old Plans” shall have the meaning set forth in Section 5.10(b).

“Open Source Software” shall mean any software that is distributed as free software or open source software, or under similar licensing or distribution models, including software licensed or distributed under any license that is or is substantially similar to a license identified as open source licenses by the Open Source Initiative at www.opensource.org.

“Option” shall have the meaning set forth in Section 2.4(a).

“Owned Real Property” shall have the meaning set forth in Section 3.17(a).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Board” shall mean the board of directors of Parent.

“Parent Disclosure Schedule” shall have the meaning set forth in the Article IV preamble.

“Parent Material Adverse Effect” shall mean any condition, change, event, occurrence or effect that would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Parent or Purchaser of the Transactions.

“Parent Related Party” shall have the meaning set forth in Section 7.3(f).

“Parent Termination Fee” shall mean $30,000,000.

“Paying Agent” shall have the meaning set forth in Section 2.2(a).

“Payment Fund” shall have the meaning set forth in Section 2.2(a).

“Per Share Price” shall mean $16.50 per Share.

“Permitted Liens” shall mean (a) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in the balance sheet of the Company and the Company Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the Filed Company SEC Documents, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business consistent with past practice, provided that no claim for lien has been registered in the applicable land registry office or such lien is being contested diligently and in good faith and adequate holdbacks are being maintained as required by Laws or surety bonds have been received in respect of such holdbacks, (c) Liens reflected in the Filed Company SEC Documents, (d) Liens arising under or in connection with applicable building and zoning laws, codes, ordinances, and state and federal regulations, which do not materially interfere with the use of the property subject to the Lien for the purposes for which it is used, and (e) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar Liens that (i) are disclosed in the public records, (ii) would be set forth in a title policy, title report or survey with respect to the applicable real property or (iii) individually or in the aggregate, (A) are not substantial in character, amount or extent in relation to the applicable real property and (B) do not materially and adversely impact the Company’s or any of the Company Subsidiaries’ current or contemplated use, utility or value of the applicable real property or otherwise materially and adversely impair the Company’s or any of the Company Subsidiaries’ present or contemplated business operations at such location.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including a Governmental Authority.

“Personal Data” shall mean any information that relates to an identified or identifiable individual, including name, street address, telephone number, email address, photograph, video, biometric data, social security number, driver’s license number, passport number, customer or account number, or financial information.

“Proxy Statement” shall have the meaning set forth in Section 5.13(b).

“Purchaser” shall have the meaning set forth in the Preamble.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, disposal, leaching or migration into the environment.

“Representatives” shall mean, with respect to any Person, the advisors, attorneys, accountants, consultants or other representatives (acting in such capacity) retained by such Person, its Subsidiaries or any of its controlled Affiliates, together with directors, officers and employees of such Person, its Subsidiaries or any of its controlled Affiliates and, in the case of Parent and Purchaser, the Sponsors and the Financing Sources and their respective Representatives.

“Required Information” shall mean all historical financial information required by paragraph 7(b) of Exhibit C to the Debt Commitment Letter.

“Restraints” shall have the meaning set forth in Section 6.1(a).

“Restricted Stock” shall have the meaning set forth in Section 2.4(b).

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.5.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and together with the rules and regulations promulgated thereunder.

“Shares” shall have the meaning set forth in the recitals.

“Sherman Act” shall mean the Sherman Antitrust Act of 1890.

“Significant Subsidiary” shall have the meaning set forth in Section 3.1(b).

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code or other form; (ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; (iii) data, databases and compilations of data, whether machine readable or otherwise; and (iv) documentation and other materials related to any of the foregoing, including user manuals and training materials.

“Sponsors” shall mean OMERS Private Equity U.S.A. Inc. and Harvest Partners LP.

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Summary Articles of Merger” shall have the meaning set forth in Section 1.3.

“Superior Proposal” shall have the meaning set forth in Section 5.2(h).

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Syndication Documents” shall have the meaning set forth in Section 5.14(b).

“Takeover Proposal” shall have the meaning set forth in Section 5.2(g).

“Tax Returns” shall have the meaning set forth in Section 3.11(j).

“Taxes” shall have the meaning set forth in Section 3.11(j).

“Termination Fee” shall have the meaning set forth in Section 7.3(g).

“Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Merger.

“Unsolicited Takeover Proposal” shall have the meaning set forth in Section 5.2(b).

“User Data” shall mean any Personal Data or other data or information collected, used, disclosed, transferred, shared, retained, destroyed, disposed of, or otherwise processed by or on behalf of the Company or the Company Subsidiaries from users or customers of any website, product or service of the Company or the Company Subsidiaries.

“Voting Agreements” shall have the meaning set forth in the recitals.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the regulations promulgated thereunder, and any comparable foreign, state or local Law.

Section 8.15 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder. References to a Person are also to its permitted assigns and successors.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

EPIQ SYSTEMS, INC.

By:	/s/ Tom W. Olofson
Name:	Tom W. Olofson
Title:	Chairman & Chief Executive Officer

DTI MERGER SUB, INC.

By:	/s/ John W. Davenport Jr.
Name:	John W. Davenport Jr.
Title:	President & Chief Executive Officer

DOCUMENT TECHNOLOGIES, LLC

By:	/s/ John W. Davenport Jr.
Name:	John W. Davenport Jr.
Title:	President & Chief Executive Officer